
Macleod Dixon LLP

Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No 06013462


SEC MAIL
RECEIVED
PROCESSING
MAY 16 2006
WASH. D.C.
213
SECTION

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

May 15, 2006

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Releases dated May 4, 9, 10 and 11, 2006 with copies of the Q1 Report, Certifications of Interim Filings and Report of Voting Results from the Annual General Meeting held on May 11, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

*Caracas - Despacho de Abogados miembros de Macleod Dixon, SC
*Rio de Janeiro - Macleod Dixon Consultores Em Direito Estrangeiro

F:\KENNEDJ\CONNACHER\2006\06 Corr\SEC Transmittal Ltr 15 May 06.doc


CONNACHER
OIL AND GAS LIMITED


RECEIVED
MAY 16 2006
WASH. D.C.
213
SECTION

PRESS RELEASE **May 4, 2006**

CONNACHER TO PARTICIPATE AT OIL SANDS OF CANADA CONFERENCE IN NEW YORK

Calgary, Alberta – **Connacher Oil and Gas Limited (CLL – TSX)** announces that it will be a participant at the Raymond James Ltd. Oil Sands of Canada Conference being held in New York on Monday, May 8, 2006. The Corporation's presentation will be made by Mr. R.A. Gusella, President and Chief Executive Officer and Mr. Peter Sametz, Executive Vice President and Chief Operating Officer. The presentation will be webcast by Wall Street Webcasting at 14:15 ET on Monday, May 8, 2006. To access the presentation, please go http://www.wsw.com/webcast/rj20/ and log on with the username: OILSANDS and using the password: CANADA.

A link to the webcast and the slide presentation for this event will also be posted on Connacher's website at www.connacheroil.com.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 110 sections (70,400 acres) of oil sands leases are held. Connacher acquired significant natural gas reserves and production in Alberta with the purchase of Luke Energy Ltd. on March 16, 2006. It also acquired an 8,300 bbl/d refinery at Great Falls Montana on March 31, 2006. Following the recent exercise of some outstanding warrants by third parties, Connacher now owns approximately 31 percent (basic) of Petrolifera Petroleum Limited (PDP – TSX), a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru. Connacher has 191.3 million common shares outstanding.

This release contains forward-looking statements or relates to information containing forward-looking statements, including but not limited to production rates, reserves, exploration and development plans, capital expenditures. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates and the timing and recoverability thereof; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations and, as relates to Connacher's equity interest in Petrolifera, Connacher's risk associated with international activity. Reserve and resource information is based upon assumptions and forecasts set forth in the independent reserves and resource reports of D&M and GLJ and are summarized in Connacher's Annual Information Form. Although Connacher believes that our expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For a description of the risks and uncertainties facing Connacher, readers should refer to Connacher's Annual Information Form and other public disclosure documents filed at ww.sedar.com. A barrel of oil equivalent (boe), derived by converting gas to oil in the ratio of six thousand cubic feet of gas to oil, and may be misleading, particularly if used in isolation. A boe conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

R.A. Gusella
President and Chief Executive Officer

Connacher Oil and Gas Limited
Calgary, Alberta
Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com



PRESS RELEASE **May 9, 2006**

CONNACHER TO WEBCAST CORPORATE PRESENTATION AT ITS ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Calgary, Alberta – **Connacher Oil and Gas Limited (CLL – TSX)** announces that it will be webcasting the Corporate Presentation which is scheduled at its Annual and Special Meeting of Shareholders being held on Thursday , May 11, 2006 at the Eau Claire Room at The Westin in Calgary. The Corporation's presentation will be made by Mr. R.A. Gusella, President and Chief Executive Office and Mr. Pete Sametz, Executive Vice President and Chief Operating Officer. The presentation will be webcast by CNW Group and will commence at approximately 3:15 PM MDT on Thursday, May 11, 2006.

A link to the webcast and the slide presentation for this event will be posted on Connacher's website at www.connacheroil.com and on CNW at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1479940.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is a 100 percent ownership of the Great Divide oil sands project in Alberta, where 110 sections (70,400 acres) of oil sands leases are held. Connacher acquired significant natural gas reserves and production in Alberta with the purchase of Luke Energy Ltd. on March 16, 2006. It also acquired an 8,300 bbl/d refinery at Great Falls Montana on March 31, 2006. Following the recent exercise of some outstanding warrants by third parties, Connacher now owns approximately 31 percent (basic) of Petrolifera Petroleum Limited (PDP – TSX), a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru. Connacher has 191.3 million common shares outstanding.

This release contains forward-looking statements or relates to information containing forward-looking statements, including but not limited to production rates, reserves, exploration and development plans, capital expenditures. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates and the timing and recoverability thereof; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations and, as relates to Connacher's equity interest in Petrolifera, Connacher's risk associated with international activity. Reserve and resource information is based upon assumptions and forecasts set forth in the independent reserves and resource reports of D&M and GLJ and are summarized in Connacher's Annual Information Form. Although Connacher believes that our expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For a description of the risks and uncertainties facing Connacher, readers should refer to Connacher's Annual Information Form and other public disclosure documents filed at ww.sedar.com. A barrel of oil equivalent (boe), derived by converting gas to oil in the ratio of six thousand cubic feet of gas to oil, and may be misleading, particularly if used in isolation. A boe conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:
R.A. Gusella
President and Chief Executive Officer

Connacher Oil and Gas Limited
Calgary, Alberta

Phone:	**(403) 538-6201**
Fax:	**(403) 538-6225**
Website:	**www.connacheroil.com**
Email:	**inquiries@connacheroil.com**



PRESS RELEASE **May 10, 2006**

CONNACHER PROVIDES UPDATE ON GREAT DIVIDE

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announces that the First Nation, which had submitted a letter of concern about the Great Divide Project, has now written a letter of support for the Project to the Minister of Environment, Government of Alberta and to the Chairman, Alberta Energy and Utilities Board, with a copy to Connacher, and has officially withdrawn all objections to this endeavor.

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com



PRESS RELEASE

May 11, 2006

CONNACHER STRENGTHENS OIL SANDS PROJECT WITH PURCHASE OF REFINERY AND NATURAL GAS COMPANY IN FIRST QUARTER 2006

Connacher Oil and Gas Limited (TSX - CLL) is pleased to report on its growth in the first three months of 2006. The company acquired Luke Energy Ltd. for cash and shares along with an 8,300 bbl/d refinery in Montana. Preparations to commence construction at the Great Divide Oil Sands Project continued while the company advanced plans for long term project debt financing for Great Divide. Conventional proved (1P) reserves increased 340 percent since year end; 2P reserves were up 286 percent and 3P reserves rose 191 percent.

The company also completed a $100 million bought deal private placement issuance of common shares. Connacher also established new CDN$55 million and US$51 million credit facilities.

To date, conventional production is over 3,500 boe/d, triple first quarter levels.

Summary Results

Three months ended March 31	2006	2005	% Change
FINANCIAL ($000 except per share amounts) [1]			
Total revenue	**4,446**	1,857	139
Cash flow from operations before working capital changes [2]	**1,725**	265	551
Per share, basic [2]	**0.01**	-	
Per share, diluted [2]	**0.01**	-	
Net earnings (loss) for the period	**(666)**	1,673	
Per share, basic and diluted	-	0.02	
Capital expenditures and acquisitions	**300,836**	6,047	4,875
Cash on hand	**13,073**	8,286	58
Working capital (deficit) [3]	**(11,061)**	5,588	
Shareholders' equity	**337,584**	41,206	718
Total assets	**430,353**	52,772	716
OPERATING [1]			
Daily production / sales volumes			
Crude oil - bbl/d	**689**	629	10
Natural gas - mcf/d	**2,600**	1,328	96
Barrels of oil equivalent - boe/d [4]	**1,122**	850	32
Prices			
Oil - $/bbl	**40.93**	30.02	36
Natural gas - $/mcf	**6.34**	1.18	437
Barrels of oil equivalent - $/boe [3]	**39.83**	24.04	66
Common shares outstanding (000's)			
Weighted average			
Basic	**154,152**	91,189	69
Diluted	**160,574**	94,197	70
End of period			
Issued	**191,257**	92,753	106

Fully diluted	**200,109**	100,381	99

(1) In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(2) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management's Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(3) A short term working capital deficiency arose on March 31, 2006 as part of the consideration paid for the refinery acquisition was financed with cash and short-term borrowings. Short term borrowings are anticipated to be replaced with term debt during 2006.

(4) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf:1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Letter to Shareholders

Connacher Oil and Gas Limited had a very busy and productive first quarter in 2006. We acquired Luke Energy Ltd. ("Luke") on March 16, 2006 for cash and shares to secure important natural gas reserves and production in northern Alberta. On March 31, 2006, Connacher acquired an 8,300 bbl/d refinery in Great Falls, Montana, thereby securing a physical hedge against widening and increasingly volatile crude oil price differentials, which is important as we contemplate the startup of our Great Divide oil sands project. Importantly, both these transactions will give Connacher an immediate increase in current cash flow and credit capacity, which will also contribute funding to our significant 2006 capital budget. The impact of these purchases will begin to impact Connacher's operating and financial results in the second quarter 2006 as they were completed late in the first quarter and are only booked from the closing date of the transactions. Mindful of the importance of a strong balance sheet, we also were successful in completing a bought deal financing which raised $100 million of gross proceeds through the sale of common equity by way of private placement at $5.25 per share. During the quarter we also accelerated our preparations for construction of the Great Divide Pod One oil sands plant, as we endeavour to resolve third party concerns and await approval from the regulators. We anticipate the balance of the year will be as busy.

Certain of the statements contained below constitute forward-looking statements that are based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2005. Readers should review the company's Annual Information Form for a description of the risks and uncertainties facing the company.

Great Divide

The Luke purchase, the refinery purchase and the financing are all linked to our strategy of managing the risks associated with becoming a consequential producer of bitumen from our Great Divide oil sands project. Our view is that there are three major risks that we have to manage – the cost of natural gas burned in the process of creating steam, at least until alternative fuel sources such as bitumen, for example, can be burned at lower cost without undue adverse environmental concerns; the increasingly volatile and widening differentials for the price of heavy crude oil as compared to WTI or other benchmarks for light oil; and balance sheet risk to avoid excessive leverage and particularly short-term bank indebtedness. We believe the transactions completed in the first quarter substantially address these concerns.

Once we get regulatory approval, the next challenge is expected to be execution risk. In this regard we have spent considerable time in preparation for receipt of approval to proceed with construction of our 10,000 bbl/d plant and the drilling of related SAGD well pairs. We have a strong engineering group working with our in house experts to effect sound planning, cost estimation and control and we were fortunate to attract a number of new contract and full-time employees who recently worked on another similar project in the region before it was acquired by a major international oil company. These individuals are experienced and well-qualified in plant construction and their experience and ideas have already allowed us to adopt some alternative approaches which are anticipated to reduce capital and then subsequently operating costs as we move ahead on this significant venture.

Receipt of regulatory approval has been delayed relative to earlier expectations due to minor modifications which the company introduced to accomplish the cost savings referred to in the previous paragraph. We understand all technical matters are now satisfactory to the Energy and Utilities Board ("EUB"). Also, we had two issues raised by a producer of natural gas in the vicinity of our proposed project and by a First Nations group who expressed some concerns over our application. At this writing matters with the First Nation have been resolved, their objections have been withdrawn and this has been acknowledged by the EUB. Discussions with the natural gas producer are continuing while the issues have been referred to the EUB. The timing for resolution of the issues before the EUB remains indeterminate and there can be no assurance that these issues will be resolved on an expeditious basis.

Once we have solutions acceptable to and acknowledged by the EUB, and approval of our project, we will be able to proceed with the drilling of our SAGD well pairs and to initiate construction of our plant site. Our goal is to build the plant and be operational within approximately 10 to 11 months of receipt of regulatory approval if no other unusual issues arise.

The winter drilling season at Great Divide and in all of the oil sands areas, for that matter, was extremely short this year due to unusually mild weather. Also, we experienced less efficiency in our drilling campaign than has been the case in prior years. In part, this reflects the heated environment in which the oil industry is working at present. Nevertheless, we were able to drill 20 core holes and ten surface holes during our 2006 winter drilling campaign. Results were encouraging with ten of the wells yielding greater than 15 meters of what appears to be quality reservoir based upon logs and visual analysis. The data is thus considered encouraging with good upside and aerial extent to Pods Two and Four east of Pod One on our main lease block. We also completed 25 square kilometers of high resolution 3D seismic over Pods Two and Four and plan to shoot a similar sized program over Pods One (extension) and Five later this spring after the caribou in the area migrate from the region. The early arrival of spring breakup and of the caribou affected our ability to accelerate our late season drilling and complete our programs. Nevertheless, we did secure significant data which should allow us to assess whether we have the resource and reserve potential to apply for one or more new pod developments this year. We will be updating our reserve assessment during the second quarter once the necessary geological and geophysical interpretation and data integration is completed. Obviously as was the case last year, we will report any consequential results to shareholders once the information has been assessed by our independent consultants and by our Board of Directors.

Luke Acquisition

On March 16, 2006 Connacher completed the acquisition of Luke Energy by way of a Plan of Arrangement. The acquisition was accomplished by the payment of approximately $90 million of cash and the issuance of approximately 30 million Connacher common shares. As previously discussed, the acquisition was pursued to mitigate risk by providing Connacher with a physical hedge against volatile and rising natural gas prices, especially such as we saw this past winter when natural gas prices rose to the US$15 level for a period of time. The purchase of Luke provided Connacher with immediate production and cash flow, loan value, growth potential and the company was well-managed with a small staff, had high working interests and operatorship of most of its properties and there was ample

available Crown land to facilitate achieving growth objectives. It suited our requirements and conformed to our approach.

The principal area of Luke's activity was Marten Hills in central northern Alberta west of the oil sands region. While we do not anticipate burning Luke molecules to make steam at Great Divide, we could if we had no alternative supply source at some future date. Luke also had attractive assets in the Three Hills region and exploratory prospects in other regions of Alberta. We also welcome former Luke shareholders who became Connacher shareholders under the terms of the transaction.

We were also able to retain select members of Luke's staff to assist us in the day-to-day management of the assets and subsequently have recruited additional geotechnical expertise to accelerate our evaluation of these assets and to generate new play opportunities for Connacher. We welcome all our new employees and look forward to their contribution to our future success as they complement and integrate with our established staff members.

Montana Refining Company, Inc. ("MRC")

Connacher owns 100 percent of and incorporated MRC to acquire an 8,300 bbl/d refinery and related assets in Great Falls, Montana, USA from a US refiner. This refinery was isolated from the seller's main market area but importantly for Connacher is connected by pipeline to Canada and presently processes medium gravity crude oil, primarily supplied from Canadian sources. The purchase included a significant inventory of refined products and minor related equipment and was completed on March 31, 2006.

The acquisition was an extension of our strategy to mitigate the risk of widening and volatile crude oil price differentials for heavy crude oil such as we will produce at Great Divide once our project is placed on stream, likely in 2007. In the interim, the refinery is a solid business unit with considerable positive cash being generated and the time from purchase until startup at Great Divide will give our managerial and operating personnel time to familiarize themselves with its operations. Also, Connacher was fortunate to be able to retain most of the personnel associated with the refinery and we look forward to a long-term association with this well-qualified group of individuals.

We believe there will be considerable value added from being integrated as a consequence of the refinery purchase as we work on continued expansion of our oil sands opportunities in coming years. The refinery has now completed a scheduled turnaround and is in the process of being reactivated. We believe this was a timely purchase at an attractive price and that our risk profile as a heavy oil producer is accordingly reduced by the transaction.

Operating and Financial Results

Our operating and financial results are discussed in detail in the attached Management's Discussion and Analysis ("MD&A") and therefore will not be discussed in detail in this letter. However we would point out that our successful bought deal equity financing, which raised $100 million in gross proceeds, favorably positioned Connacher to pursue the Luke acquisition and the refinery purchase without incurring undue short-term borrowings. We completed over $300 million of purchases and capital expenditures and retained a healthy balance sheet with minimal indebtedness while expanding our prospective cash generating and credit capacity.

We anticipate refinancing the short-term borrowings incurred to acquire the refining assets through the planned placement of approximately US$150 million of project term debt in upcoming months. If, as and when completed, it is anticipated this financing will provide Connacher with the balance of funding, supplemental to our current cash flow and cash balances, which we estimate will be required to complete the proposed Pod One development at Great Divide. Accordingly, minimal if any additional equity dilution is contemplated for current and planned operations during the balance of 2006. In the event we are able to establish sufficient reserves in other pods to support additional EUB

applications for development of other accumulations, this position may require reevaluation to ensure our balance sheet integrity is maintained.

Connacher had its year end 2005 estimates of reserves updated to an effective date of March 31, 2006, taking into account first quarter 2006 production and drilling and the purchase of Luke. The former Luke reserves were evaluated by GLJ Petroleum Consultants ("GLJ") and the historic Connacher assets were evaluated by DeGolyer and MacNaughton Canada Limited ("D&M"). As a result of the evaluation, primarily related to the purchase of Luke during the quarter, Connacher's conventional proved reserves ("1P") increased by 340 percent to 6.6 mmboe; proved and probable reserves ("2P") increased by 286 percent to 9.6 mmboe and proved, probable and possible conventional reserves of crude oil and natural gas ("3P") increased by 197 percent to 10.7 mmboe, with natural gas representing approximately two-thirds of our reserve base.

Based on the price decks now being utilized by the respective consultants, the reports in combination estimate that these reserves will generate future pre-tax net revenue, after deduction of all royalties and forecast operating and capital requirements, of $297 million undiscounted with an eight percent present worth estimated at $204 million. Connacher's more substantial conventional reserve base provides increased growth opportunities, broadened and more substantial revenue and net operating income and credit capacity.

The company's bitumen reserves are evaluated separately by GLJ and this evaluation was provided in detail in our 2005 Annual Report. We anticipate this reserve report will be updated during the next several months, once technical work on the data acquired in this winter's drilling and seismic program is processed, interpreted and integrated into Connacher's geological model.

The following table summarizes the results of the conventional reserve report updates, as previously discussed.

Oil and Gas Reserves Based on Forecast Prices and Costs
March 31, 2006

	Gross company interest remaining reserves (1)		Future net revenue (before tax) (8)	
			Undiscounted	Discounted
Reserve Category	Crude Oil and NGLs	Natural Gas		8%
	mstb	mmcf	$000	$000
Producing	1,734	22,689	160,601	122,757
Total proved (2)	1,967	27,864	191,184	145,455
Probable (3)	1,342	10,058	83,021	45,883
Total proved plus probable (2)(3)	3,309	37,922	274,115	191,338
Possible (4)	1,043	124	23,351	13,080
Total (2)(3)(4)	4,352	38,046	297,466	204,418

(1) "Gross Reserves" are the Corporation's working interest (operating or non-operating) share before deducting royalties and including royalty interests of the Corporation.

(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
(5) "Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6) "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7) "Undeveloped" reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
(8) Estimates of future net revenue do not represent fair market value.

Other

Connacher owns a 31 percent basic equity interest in Petrolifera Petroleum Limited ("PDP"-TSX), which enjoyed considerable drilling success and share price appreciation since going public in late 2005. Our net cash investment in Petrolifera is a modest $2 million and the market value of our holdings has surpassed $150 million during the reporting period, as Petrolifera's drilling success in Argentina is translated into higher reserves, production and stock market value. Connacher created Petrolifera at a time when it did not have the capital or personnel to pursue development of what was a minor non-core asset outside the main focus of the company, namely the oil sands in Western Canada. By pursuing this strategy, we have liberated considerable value for our shareholders as shareholders as well as for Petrolifera's public shareholders. Our holdings in Petrolifera are unencumbered and provide us with financial flexibility as the value of our investment appreciates. We continue to support the initiatives of Petrolifera as a long term investor.

As mentioned previously, during the quarter and subsequent thereto we have been successful in attracting well-qualified, experienced and committed new personnel to the company. Additional recruiting is underway. The caliber of people we were able to hire is clearly indicative of the significant growth potential seen at Connacher, as the current Calgary market for qualified personnel is very competitive. We welcome all of our new employees, contract employees and consultants who will assist us in achieving our goals. We also particularly welcome a new officer, Mr. Steve Marston, who has joined us as Vice President, Exploration and who also assisted us in recruiting new geoscientists to strengthen the company. We now have approximately 40,000 retail and institutional shareholders, giving the company a solid and diversified shareholder base.
In recognition of the growing importance of health, safety and environmental issues to the company, the Board has formed a full committee to deal with these matters on a regular basis. We have also upgraded the Reserves Subcommittee to full committee status. We are pleased as well to have Mr. Hugh Bessell and Mr. Mike Seth join the Board of Directors. In addition to their business acumen, these gentlemen respectively bring specific financial and reserves expertise to the Board and have assumed the Chair of the relevant committees.

During the first quarter of 2006 Connacher's shares were added to the TSX/S&P 300 Index, reflecting our dramatic value growth and trading activity in the 18 months.

The importance of protecting our assets was one of the themes of our 2005 annual report. The transactions we accomplished in the first quarter of 2006 were consistent with this theme. Our goal is to manage risk so our shareholder interests are enhanced but also protected during our rapid growth phase. We anticipate the second quarter will focus on consolidating our assets and integrating our people while we build on our strengths.

Management's Discussion and Analysis ("MD&A")

The following is dated as of May 11, 2006 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three months ended March 31, 2006 and 2005as contained in this interim report and the MD&A and audited financial statements for the years ended December 31, 2005 and 2004 as contained in the

company's 2005 annual report. The unaudited consolidated financial statements for the three months ended March 31, 2006 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited ("Petrolifera") as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2005, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for crude oil and natural gas, price and exchange rate fluctuation, currency controls, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

FINANCIAL AND OPERATING REVIEW

PRODUCTION, PRICING AND REVENUE

	2006	2005
Daily production / sales volumes		
Crude oil – bbl/d	**689**	629
Natural gas –mcf/d	**2,600**	1,328
Combined – boe/d	**1,122**	850
Product pricing ($)		
Crude oil – per bbl	**40.93**	30.02
Natural gas – per mcf	**6.34**	1.18
Boe – per boe	**39.81**	24.04
Revenue ($000s)		
Petroleum and natural gas	**4,022**	1,839
Interest and other	**424**	18
Total	**4,446**	1,857

Total revenue of $4.4 million was 139 percent higher than the total revenue of $1.9 million reported in the first quarter of 2005. Petroleum and natural gas revenues were up 119 percent to $4.0 million from $1.8 million for 2005. This is primarily attributable to a 36 percent increase in the selling price of the company's crude oil and a ten percent increase in sales volumes. Crude oil sales volumes averaged 689 bbl/d in the first quarter of 2006 compared to 629 bbl/d for the first quarter of 2005. This increase is principally due to new production from wells drilled in southwest Saskatchewan in 2005 and is net of the impact of no longer consolidating Petrolifera. As a consequence of increased world oil prices this year, the company's average crude oil selling price increased to $40.93 per barrel compared to $30.02 per barrel in the comparative 2005 period. Crude oil sales represented 63 percent of the company's total production revenue. Natural gas sales revenues were $1.5 million, up substantially from the comparative 2005 period, as sales volumes increased by 96 percent to average 2,600 mcf/d as a result of the acquisition of Luke Energy Ltd. ("Luke") and natural gas prices averaged $6.34 per mcf reflecting a significant increase from last year when Petrolifera's Argentinean gas pricing provided an adverse impact. Interest income of $424,000 was earned on short-term cash deposits in the year to date.

As the purchase of Luke closed on March 16, 2006 only two weeks of production and related financial results were included in Connacher's first quarter results. The refinery purchase closed at midnight on March 31, 2006 and therefore had no impact on operating and financial results in the reporting period. The full impact of these transactions will begin to be apparent in the second quarter.

ROYALTIES

	2006		2005	
	Total	**Per boe**	Total	Per boe
For the three months ended March 31	**$810,186**	**$8.02**	$368,814	$4.82
Percentage of petroleum and natural gas revenue	**20.1%**		20.1%	

Royalties represent charges against production or revenue by governments and landowners. Royalties in the first quarter of 2006 were $810,000 ($8.02 per boe, or 20.1 percent of petroleum and natural gas revenue) compared to $368,000 in the same 2005 period ($4.82 per boe, or 20.1 percent of petroleum and natural gas revenue).

From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices.

OPERATING EXPENSES AND NETBACKS

Company Netbacks [1]
For the period ended March 31

	2006		2005		% Change	
	Total	**Per boe**	Total	Per boe	Total	Per boe
Average daily production (boe/d)	**1,122**		850			
Petroleum and natural gas revenue	**$4,021,745**	**$39.83**	$1,839,1	$24.04	119	66
Interest & other income	**423,805**	**4.20**	18,127	0.24	2,238	1,650
Total revenue	**4,445,550**	**44.03**	1,857,28	24.28	139	81
Royalties	**(810,186)**	**(8.02)**	(368,814	(4.82)	120	66
Net revenue	**3,635,364**	**36.01**	1,488,47	19.46	144	85
Operating costs	**(831,786)**	**(8.24)**	(535,998	(7.01)	55	18
Netback	**$2,803,578**	**27.77**	$952,47	$12.45	194	123

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and widely used supplemental measure that provides management of Connacher with performance measures and that provides shareholders and investors with a measurement of Connacher's efficiency and its ability to fund future growth through capital expenditures.

Operating Netbacks by Product
For the period ended March 31

	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
Average daily production	689 bbl/d		2,600 mcf/d	
Total revenue	$2,538,262	$40.93	$1,483,483	$6.34
Royalties	(446,132)	(7.19)	(364,054)	(1.56)
Operating costs	(528,899)	(8.53)	(302,887)	(1.29)
Operating netback	$1,563,231	$25.21	$816,542	$3.49

For the first quarter of 2006 operating costs of $832,000 were 55 percent higher than in the same prior year period, and on a per unit basis, were increased by 18 percent to $8.24 per boe. The increase in operating costs, both absolutely and on a per unit basis, reflects the company's increased production and sales volumes in a higher cost environment.

Primarily as a result of higher product prices, operating netbacks per boe for the first quarter of 2006 increased 123 percent to $27.77 per boe compared to $12.45 in the first quarter of 2005.

GENERAL AND ADMINISTRATIVE EXPENSES

In the first quarter of 2006, general and administrative ("G&A") expenses were $957,000 compared to $670,000 in the first quarter of 2005, an increase of 43 percent from the same 2005 period, reflecting increased costs of staffing of the company's increasing operating activities. G&A of $91,000 was capitalized in the first quarter of 2006 (2005 - $11,000).

Non-cash stock-based compensation costs of $604,000 were recorded in the first quarter of 2006 (2005 - $217,000). These charges reflect the fair value of all stock options granted and vested in each period. Of this amount, $395,000 was expensed (2005 - $217,000) and $210,000 was capitalized (2005 - nil).

FINANCE CHARGES AND FOREIGN EXCHANGE

Deferred financing charges of $65,000 were amortized in the first quarter of 2006; the amount included no interest expense. The translation of foreign currency denominated assets and liabilities in the first quarter of 2006 resulted in a foreign exchange loss of $6,800 and a gain of $20,000 in the first quarter of 2005. The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars. Interest expense of $5,500 was reported in the comparative 2005 period.

DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

DD&A expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in the first quarter of 2006 was $2.9 million, a 141 percent increase from the same prior year period. This equates to $28.50 per boe of production compared to $15.60 per boe in the same comparative period. The increase is the result of increased production and sales volumes and increased depletable costs.

Capital costs of $36.1 million (2005 – $9.5 million) related to the Great Divide oil sands project, which is in a pre-production state, have been excluded from depletable costs. No proved reserves have yet been assigned to this project. Additionally, undeveloped land acquisition costs of $2.5 million (2004 – $3.4 million) were excluded from the depletion calculation, while future development costs of $1.8 million (2004 - $2.4 million) for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is a charge of $47,000 (2005 - $36,000) in respect of the company's estimated asset retirement obligations. These charges will continue to be necessary in the future to accrete the currently booked discounted liability of $5.3 million to the estimated total undiscounted liability of $8.8 million over the remaining economic life of the company's oil and gas properties.

CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2006 or 2005.

DILUTION GAIN

Since November 2004, the company's equity interest in Petrolifera has been diluted as a result of Petrolifera issuing common shares. In November 2004, the company's equity interest was reduced from 100 percent to 61 percent; in March 2005 it was reduced to 40 percent, in late 2005, it was further reduced to 33 percent and in the first quarter of 2006 it was reduce to 31 percent. These reductions resulted in a dilution gain to the company of $103,000 in the first quarter of 2006 and $3 million in the first quarter of 2005.

EQUITY INVESTMENT IN PETROLIFERA EARNINGS

Connacher's equity interest share of Petrolifera's earnings in the first quarter of 2006 was $389,000. In the comparative period, Petrolifera was consolidated with Connacher.

TAXES

The income tax recovery of $358,000 in 2006 comprises a current tax provision of $30,000 related to the Large Corporations Tax in Canada and a future income tax recovery of $388,000.

At March 31, 2006 the company had approximately $9 million of non-capital losses which do not expire before 2009, $113 million of deductible resource pools and $7 million of deductible financing costs.

NET EARNINGS

For the period ended March 31	**2006**		2005		% change	
	Total	**Per boe**	Total	Per boe	Total	Per boe
Operating netback	**$2,803,578**	**$27.77**	$952,477	$12.45	194	123
General & administrative	**(956,685)**	**(9.49)**	(669,563)	(8.75)	43	8
Stock-based compensation	**(394,810)**	**(3.91)**	(217,050)	(2.84)	82	38
Financing charges	**(83,980)**	**(0.83)**	(5,519)	(0.07)	1,422	1,086
Foreign exchange gain (loss)	**(6,800)**	**(0.07)**	19,642	0.26	-	-
Depletion, depreciation and accretion	**(2,877,781)**	**(28.50)**	(1,193,33	(15.60)	141	83

Non-controlling interests	-		35,111	0.46	-	-
Dilution gain	**103,328**	**1.02**	3,020,329	39.48	(97)	(97)
Equity interest in Petrolifera earnings	**388,987**	**3.86**	-	-	-	-
Income tax recovery (provision)	**358,141**	**3.55**	(269,045)	(3.52)	-	-
Net earnings (loss)	**$(666,022)**	**$(6.60)**	$1,673,04	21.87	-	-

For the first three months the company reported a loss of $666,000 (nil per basic and diluted share outstanding). This compares to a net earnings of $1.7 million or $0.02 per basic and diluted share for the 2005 period.

SHARES OUTSTANDING

For the first three months of 2006, the weighted average number of common shares outstanding was 154,151,848 (2005 - 91,189,094) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 160,673,020 (2005 - 94,196,699). The substantial increase in shares outstanding period over period reflects the equity financings completed by the company and the treasury shares issued as partial consideration for the Luke and refinery acquisitions.

As at May 11, 2006, the company had the following securities issued and outstanding:

- 191,490,659 common shares;
- 351,057 share purchase warrants; and
- 8,267,234 share purchase options.

LIQUIDITY AND CAPITAL RESOURCES

A short term working capital deficiency arose on March 31, 2006 as the part of consideration paid for the refinery acquisition was financed with cash and short-term borrowings. Short term borrowings are anticipated to be replaced with term debt during 2006.

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boes) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures. Management believes that available cash, together with proceeds from an equity financing completed in February 2006 and new and anticipated debt facilities and cash flow are expected to provide sufficient funding for working capital purposes and for the company's anticipated capital program in 2006. The company's only financial instruments are accounts receivable and payable; it maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

Three months ended March 31		
	2006	2005
	$	$
Net earnings (loss)	**(666,022)**	1,673,047
Items not involving cash:		
Depletion, depreciation and accretion	**2,877,781**	1,193,335
Stock-based compensation	**394,810**	217,050
Financing charges	**7,232**	-
Future income tax provision (recovery)	**(388,222)**	256,248
Foreign exchange (gain) loss	**6,800**	(19,642)
Lease inducement amortization	**(14,901)**	-
Dilution gain	**(103,328)**	(3,020,329)
Income applicable to non-controlling interests	**-**	(35,111)
Equity interest in Petrolifera earnings	**(388,987)**	-
Cash flow from operations before working capital changes	**1,725,163**	264,598

For the first quarter of 2006, cash flow was $1.7 million ($0.01 per basic and diluted share), 552 percent higher than the $265,000 ($nil per basic and diluted share) reported in the first quarter of 2005.

Cash flow per boe was $17.08 in the 2006 period compared to $3.46 in the same 2005 quarter. This represents 43 percent of the average company selling price per boe compared to 14 percent in 2005 and an increase of 595 percent over 2005.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

For the first quarter of 2006, capital expenditures totaled $29.6 million. A breakdown of these expenditures for the period follows:

- $25.0 million on the oil sands, including $6.6 million for drilling 20 oil sands delineation core holes and setting surface casing for an additional 10 wells, $8.7 million for seismic and $9.7 million for facilities ordered for the development of Pod One;
- $3.1 million for drilling, completing and equipping three conventional oil and gas wells and costs to work over producing wells; and
- $1.5 million for seismic, evaluation, land acquisition and retention and other.

The company has recently entered into a 10 year office lease agreement committing it to pay approximately $1.6 million per year commencing in July 2007.

Except for a commitment to incur approximately $100,000 of capital expenditures on behalf of a joint venturer in the Tompkins area of southwest Saskatchewan, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in 70,400 acres of oil sands leases in northern Alberta. To date, the focus has been on an approximate 2,000 acre tract ("Pod One") on which approximately $36 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir, to prepare and file an application for regulatory approval to develop a project capable of producing up to 10,000 bbl/d using steam assisted gravity drainage ("SAGD") and for certain facilities related to this project. Capital development costs for Pod One are expected to approximate $160 million. Over 75 percent of these forecast expenditures are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. Full development of Pod One will commence upon receiving regulatory approval. Additionally, the company is evaluating the results of its 2006 winter delineation drilling and seismic program, which was undertaken to determine the existence of further oil bearing reservoirs on some of the remaining 68,400 acres at Great Divide.

Recent Financing

In February 2006 the company entered into financing commitment letters with BNP Paribas, a major international bank, for the following lending facilities:

(i) a $45 million reserve-based loan and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. This facility was established on March 16, 2006; and
(ii) a US$51 million bridge loan to fund a significant portion of the acquisition of the Montana refinery. This facility was established on March 31, 2006.

BNP Paribas has also proposed a US$148 million term loan which would be used in part to repay the US$51 million bridge loan drawn. If the proposed term debt facility is completed on satisfactory terms, forecast surplus proceeds would be utilized to supplement the company's available cash flow and cash balances to finance forecast capital expenditures of the company's Great Divide Oil Sands Project.

In February 2006, the company issued 19,047,800 common shares at $5.25 per share for gross proceeds of $100 million to fund exploration and development activities associated with conventional crude oil and natural gas activities and the Great Divide Oil Sands Project, for general corporate purposes, for working capital and to possibly partially fund the acquisition of Luke Energy Ltd. Proceeds of the financing were utilized as follows:

	As stated at the time of financing	As actually applied
Gross proceeds	$100,000,000	$100,000,000
Underwriters commission and issue costs	6,250,000	6,250,000
Available for exploration and development, general corporate purposes, for working capital and to possibly fund a portion of the Luke acquisition	$93,750,000	$93,750,000

Acquisition of Luke Energy Ltd. ("Luke")

In December 2005 the company entered into a binding letter agreement to purchase, by way of a Plan of Arrangement, all of the shares of Luke for a cash consideration of $2.31 plus 0.75 of a Connacher common share for each Luke common share. On March 15, 2006 the Luke shareholders voted to approve the arrangement and on March 16, 2006 the arrangement was completed by the payment in total of $91.5 million and the issuance of 29.7 million Connacher common shares from treasury.

Luke is now a wholly-owned subsidiary of Connacher and produces approximately 2,800 boe/d (90 percent natural gas), largely at Marten Creek in northern Alberta. It operates most of its high working interest properties. This production was considered strategic to Connacher, as it provides a physical

hedge to its initial requirements for natural gas to create steam for the company's proposed SAGD oil sands project at Great Divide. Based on current Luke production volumes and anticipated results of further development programs, the Luke purchase could also provide surplus volumes for sale in the marketplace and meet future Connacher requirements at Great Divide.

Acquisition of Refining Assets in Montana

On March 31, 2006, the company acquired of all of the assets of an 8,300 bbl/d refinery located in Great Falls, Montana, USA for approximately US$55 million, comprised of cash and one million Connacher common shares which were issued from treasury.

This acquisition was considered strategic to provide Connacher with protection against wider and more volatile crude oil price differential swings. These have become increasingly frequent in the current higher oil price environment for the heavy oil which would be produced at Great Divide. The refinery is anticipated to be a profitable and strong business unit which, based on recent experience, has the potential to contribute to the company's cash flow growth in 2006 and beyond.

Connacher completed the purchase of the refining assets and related inventory through a new wholly-owned subsidiary, Montana Refining Company, Inc. ("MRC"). Its profitability will depend largely on the spread between market prices for refined petroleum products and the cost of crude oil.

MRC's principal source of revenue will be from the sale of high value light end products such as gasoline, diesel, and jet fuel in markets in the western United States. Additionally, MRC sells a high grade asphalt into the local market. MRC's principal expenses will be costs of products sold and operating expenses.

In April 2006, MRC began a scheduled plant "turnaround" maintenance program of its refinery facilities. The turnaround was completed in early May, when regular refinery and marketing operations resumed. Such turnarounds are normally scheduled every two to five years. Turnaround costs are capitalized and amortized over the period to the next scheduled turnaround.

With minimal additional anticipated capital investment, MRC would be capable of producing low sulfur gasoline ("LSG") as required by June 2008. Management is also studying changes necessary to comply by June 2010 with ultra low sulfur diesel ("ULSD") requirements. MRC will also be required to make investments of approximately US $2 million before 2010 for the installation of certain state of the art pollution control equipment.

The above mentioned regulatory compliance items, including the ULSD and LSG requirements, or other presently existing or future environmental regulations, could cause management to make additional capital investments beyond those described above and/or incur additional operating costs to meet applicable requirements.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. Among other things, the Act creates tax incentives for small refiners preparing to produce ULSD. The Act provides an immediate deduction of 75% of certain costs paid or incurred to comply with the ULSD standards and a tax credit based on ULSD production for up to 25% of those costs. Management intends to utilize these incentives when it is required to make these required expenditures.

NEW CRITICAL ACCOUNTING POLICIES ADOPTED BY CONNACHER

MRC's financial results will be reported in accordance with Canadian GAAP and will be consolidated with Connacher's other business units. The preparation of MRC's financial results will require certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. Connacher's management considers the following new MRC accounting policies to be the most critical to understanding the judgments that are involved and the uncertainties that could impact on the company's results of operations, financial condition and cash flows.

Inventory Valuation

Crude oil and refined product inventories are stated at the lower of cost or market. Cost is determined using the last in first out ("LIFO") inventory valuation methodology and market is determined using current estimated selling prices. Under the LIFO method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market due to the higher costs assigned to LIFO layers in prior periods. In addition, the use of the LIFO inventory method may result in increases or decreases to cost of sales in years when inventory volumes decline and result in charging costs of sales with LIFO inventory costs generated in prior periods. An actual valuation of inventory will be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.

Deferred Maintenance Costs

MRC's refinery units require regular major maintenance and repairs which are commonly referred to as "turnarounds". Catalysts used in certain refinery processes also require routine "change-outs". The required frequency of the maintenance varies by unit and by catalyst, but generally is every two to five years. Turnaround costs are capitalized and amortized over the period to the next scheduled turnaround or change-out. In order to minimize downtime during turnarounds, contract labor as well as maintenance personnel are utilized on a continuous 24 hour basis. Whenever possible, turnarounds are scheduled so that some units continue to operate while others are down for maintenance. The costs of turnarounds are recorded as deferred charges and are amortized over the expected periods of benefit.

Long-lived Refining Assets

Depreciation and amortization is calculated based on estimated useful lives and salvage values. When assets are placed into service, estimates are made with respect to their useful lives that are believed to be reasonable. However, factors such as competition, regulation or environmental matters could cause changes to estimates, thus impacting the future calculation of depreciation and amortization. Long-lived assets are also evaluated for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscontinued cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset's carrying value exceeds its fair value. Estimates of future discontinued cash flows and fair values of assets require subjective assumptions with regard to future operating results and actual results could differ from those estimates.

RISK MANAGEMENT - MRC

Certain strategies could be used to reduce some commodity prices and operational risks. No attempt will be made to eliminate all market risk exposures when it is believed the exposure relating to such risk would not be significant to future earnings, financial position, capital resources or liquidity or that the cost of eliminating the exposure would outweigh the benefit. MRC's profitability will depend largely on the spread between market prices for refined products sold and market prices for crude oil purchased. A substantial or prolonged reduction in this spread could have a significant negative effect on earnings, financial condition and cash flows.

Petroleum commodity futures contracts could be utilized to reduce exposure to price fluctuations associated with crude oil and refined products. Such contracts could be used principally to help manage the price risk inherent in purchasing crude oil in advance of the delivery date and as a hedge for fixed-price sales contracts of refined products. Commodity price swaps and collar options could also be utilized to help manage the exposure to price volatility relating to forecasted purchases of natural gas. Contracts could also be utilized to provide for the purchase of crude oil and other feedstocks and for the sales of refined products. Certain of these contracts may meet the definition of a hedge and may be subject to hedge accounting.

The supply and use of heavy crude oil from the company's Great Divide Oil Sands Project, as a feedstock for the refinery, would provide a physical hedge to this exposure, as planned.

MRC's operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. Various insurance coverages, including business interruption insurance, are maintained in accordance with industry practices. However, MRC is not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or, in management's judgment, premium costs are prohibitive in relation to the perceived risks.

Additionally, the company has recently issued parental guarantees and indemnifications on behalf of MRC. This is considered to be in the normal course of business. The company has not entered into any off-balance sheet arrangements.

EMPLOYEE FUTURE BENEFITS PLANS - MRC

As a consequence of the refinery acquisition and related employment of refinery personnel, MRC adopted new employee future benefit plans with effect from March 31, 2006.

A non-contributory defined benefit retirement plan covers only MRC's employees from March 31, 2006. MRC's policy is to make contributions annually of not less than the minimum funding requirements of the United States Employee Retirement Income Security Act of 1974. Benefits are to be based on the employee's years of service and compensation.

MRC also established new defined contribution (US tax code "401(k)") plans that cover all of its employees. The company's contributions will be based on employees' compensation and partially match employee contributions.

BUSINESS RISKS

Connacher is exposed to certain risks and uncertainties inherent in the oil and gas business. Furthermore, being a smaller independent company, it is exposed to financing and other risks which may impair its ability to realize on its assets or to capitalize on opportunities which might become available to it. Additionally, through the company's investment in Petrolifera which operates in various jurisdictions, it has become exposed to other risks including currency fluctuations, political risk, price controls and varying forms of fiscal regimes or changes thereto which may impair Petrolifera's ability to conduct profitable operations.

The risks arising in the oil and gas industry include price fluctuations for both crude oil and natural gas over which the company has limited control; risks arising from exploration and development activities; production risks associated with the depletion of reservoirs and the ability to market production. Additional risks include environmental and safety concerns.

The company relies on access to capital markets for new equity to supplement internally generated cash flow and bank borrowings to finance its growth plans. Periodically, these markets may not be receptive to offerings of new equity from treasury, whether by way of private placement or public offerings. This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors. An increased emphasis on flow-through share financings may accelerate the pace at which junior oil and gas companies become cash-taxable, which could reduce cash flow available for capital expenditures on growth projects. Periodic fluctuations in energy prices may also affect lending policies of the company's banker, whether for existing loans or new borrowings. This in turn could limit growth prospects over the short run or may even require the company to dedicate cash flow, dispose of properties or raise new equity to reduce bank borrowings under circumstances of declining energy prices or disappointing drilling results.

The success of the company's capital programs as embodied in its production and reserve base could also impact its prospective liquidity and pace of future activities. Control of finding, development, operating and overhead costs per boe is an important criterion in determining company growth, success and access to new capital sources.

The company attempts to mitigate its business and operational risk exposures by maintaining comprehensive insurance coverage on its assets and operations, by employing or contracting competent technicians and professionals, by instituting and maintaining operational health, safety and environmental standards and procedures and by maintaining a prudent approach to exploration and development activities. The company also addresses and regularly reports on the impact of risks to its shareholders, writing down the carrying values of assets that may not be recoverable.

Furthermore, the company generally relies on equity financing and a bias towards conservative financing of its operations under normal industry conditions to offset the inherent risks of domestic and international oil and gas exploration, development and production activities. In the past the company has entered into forward sale, fixed price contracts to mitigate reduced product price risk and foreign exchange risk during periods of price improvement, primarily with a view to assuring the availability of funds for capital programs and to enhance the creditworthiness of its assets with its lenders. While hedging activities may have opportunity costs when realized prices exceed hedged pricing, such transactions are not meant to be speculative and are considered within the broader framework of financial stability and flexibility. Management continuously reviews the need to utilize such financing techniques.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and has determined that the following may have a significant impact on the company.
Beginning with the year ending December 31, 2007 the company will be required to adopt, if applicable, the Canadian Institute of Chartered Accountants ("CICA") Section 1530, 3251, 3855 and 3865 on "Comprehensive Income", "Equity", "Financial Instruments – Recognition and Measurement", and "Hedges" respectively, all of which were issued in January 2005. Under the new standards additional financial statement disclosure, namely Consolidated Statement of Other Comprehensive Income, has been introduced that will identify certain gains and losses, including the foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside the income statement. In addition, all financial instruments, including derivatives, are to be included in the company's Consolidated Balance Sheet and measured, in most cases, at fair values. Requirements for hedge accounting have been further clarified. Although Connacher is in the process of evaluating the impact of these standards, the company does not expect the Financial Instruments and Hedges standards to have a material impact on its Consolidated Financial Statements.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of the plan, Canadian GAAP for public companies will converge with International Financial Reporting Stands ("IFRS") over the next five years. The company continues to monitor and assess the impact of the convergence of Canadian GAAP with IFRS.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide Oil Sands Project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery. Timing for development and first production from the Great Divide Oil Sands Project is subject to regulatory approvals which are beyond the control of Connacher.

There can be no assurance that regulatory approvals will be granted on terms acceptable to the company or at all. The timing for start-up of production is dependent on, among other things, regulatory approvals, availability of the component equipment, access to skilled personnel and availability of drilling rigs. Additional financing may be required for the Great Divide Oil Sands Project and the company's conventional petroleum and natural gas assets.

Additional information relating to Connacher, including Connacher's Annual Information Form, is on SEDAR at www.sedar.com

QUARTERLY RESULTS

	2004			2005				2006
Three Months Ended	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30 [3]	Dec 31	Mar 31 [5]
Financial Highlights ($000 except per share amounts) – Unaudited								
Total revenue	3,556	2,383	1,987	1,857	2,796	4,183	3,542	4,446
Cash flow from operations before working capital changes [1]	516	478	471	265	877	1,978	1,238	1,725
Basic, per share [1]	0.01	0.01	0.01	-	0.01	0.02	0.01	0.01
Diluted, per share [1]	0.01	0.01	0.01	-	0.01	0.02	0.01	0.01
Net earnings (loss)	(1,268)	(869)	(150)	1,673	(230)	(1,034)	582	(666)
Basic, per share	(0.03)	(0.02)	-	0.02	-	(0.01)	-	-
Diluted, per share	(0.03)	(0.02)	-	0.02	-	(0.01)	-	-
Capital expenditures and acquisitions	2,603	681	3,954	6,047	5,649	2,870	2,241	300,836
Proceeds on disposal of PNG properties	89	17,564	(49)	-	-	-	-	-
Bank debt	23,655	7,563	-	-	250	-	-	17,600
Working capital surplus (deficiency)	(8,357)	(6,644)	3,549	5,588	854	67,440	75,427	(11,061)
Cash on hand (net debt)	(32,012)	(14,207)	3,914	8,286	2,629	67,708	75,511	(4,527)
Shareholders' equity	20,806	20,090	40,375	41,079	41,090	113,081	129,108	337,584
Operating Highlights								
Production / sales volumes								
Natural gas - mcf/d	1,860	1,068	1,290	1,328	1,416	497	86	2,600
Crude oil - bbl/d	1,004	636	646	629	702	808	775	689
Equivalent - boe/d [2]	1,314	814	861	850	938	891	789	1,122
Pricing								
Crude oil - $/bbl	29.46	36.58	30.68	30.02	41.23	53.40	41.54	40.93
Natural gas - $/mcf	5.11	2.21	1.29	1.18	0.99	1.88	7.55	6.34
Selected Highlights - $/boe [2]								
Weighted average sales price	29.74	31.48	24.93	24.04	32.35	49.48	41.61	39.83
Other income	-	0.33	0.15	0.24	0.41	1.57	7.15	4.20
Royalties	5.95	6.06	4.64	4.82	8.06	11.73	7.76	8.02
Operating costs	11.26	8.70	7.98	7.01	7.42	7.69	8.90	8.24
Netback [4]	12.53	17.05	12.47	12.45	17.28	31.63	32.09	27.77
Common Share Information								
Shares outstanding at end of period (000's)	47,368	47,668	89,627	92,753	93,013	134,236	139,940	191,257
Weighted average shares outstanding for the period								
Basic (000's)		47,400	50,908	91,189	92,875	103,851	136,071	154,152
Diluted (000's)	48,496	47,504	53,329	94,197	95,555	106,397	142,507	160,574

Volume traded during quarter (000's)	30,108	8,880	25,256	40,486	16,821	180,848	100,246	148,184
Common share price ($)								
High	1.08	0.44	0.80	1.22	1.05	2.69	4.20	6.07
Low	0.30	0.28	0.29	0.49	0.68	0.76	1.09	3.47
Close (end of period)	0.40	0.32	0.55	0.93	0.82	2.54	3.84	4.95

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) Netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs. Refer to MD&A for netbacks by product type.

(5) Reflects the financial and operating results relating to the acquisition of Luke following closing on March 16, 2006.

CONSOLIDATED BALANCE SHEETS

Connacher Oil and Gas Limited

(unaudited)

	March 31, 2006	December 31, 2005
	$	$
ASSETS		
CURRENT		
Cash and cash equivalents	**13,073,392**	75,510,593
Accounts receivable	**8,109,854**	1,604,948
Due from Petrolifera (Note 5)	**390,460**	221,131
Prepaid expenses	**843,987**	406,748
Deferred financing charges	**1,947,412**	-
Refinery inventories (Note 6)	**19,996,430**	-
	44,361,535	77,743,420
Investment in Petrolifera (Note 5)	**10,987,847**	10,495,532
Deferred charges	**-**	257,599
Property, plant and equipment	**273,068,988**	45,241,510
Future income tax asset	**-**	1,075,038
Goodwill (Note 3)	**101,934,596**	-
	430,352,966	134,813,099
LIABILITIES		
CURRENT		
Accounts payable	**37,822,482**	2,315,960
Bank debt (Note 7)	**17,600,000**	-
	55,422,482	2,315,960
Asset retirement obligations (Note 8)	**5,297,384**	3,108,538
Deferred credits	**265,965**	280,866
Future income tax liability	**31,783,011**	-
	92,768,842	5,705,364
SHAREHOLDERS' EQUITY		
Share capital and contributed surplus (Note 9)	**336,175,087**	127,032,676
Retained earnings	**1,409,037**	2,075,059
	337,584,124	129,107,735
	430,352,966	134,813,099

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Connacher Oil and Gas Limited

Three months ended March 31 (unaudited)

	2006	2005
	$	$
REVENUE		Restated (Note 12)
Petroleum and natural gas sales	**4,021,745**	1,839,162
Interest and other income	**423,805**	18,127
	4,445,550	1,857,289
Royalties	**(810,186)**	(368,814)
	3,635,364	1,488,475
EXPENSES		
Operating	**831,786**	535,998
General and administrative	**956,685**	669,563
Stock-based compensation (Note 9)	**394,810**	217,050
Finance charges	**83,980**	5,519
Foreign exchange loss (gain)	**6,800**	(19,642)
Depletion, depreciation and accretion	**2,877,781**	1,193,335
Dilution gain (Note 5)	**(103,328)**	(3,020,329)
Equity interest in Petrolifera earnings (Note 5)	**(388,987)**	-
	4,659,527	(418,506)
Earnings (loss) before taxes and non-controlling interests	**(1,024,163)**	1,906,981
Current income tax provision	**30,081**	12,797
Future income tax provision (recovery)	**(388,222)**	256,248
	(358,141)	269,045
Earnings (loss) before non-controlling interests	**(666,022)**	1,637,936
Non-controlling interests	**-**	(35,111)
NET EARNINGS (LOSS)	**(666,022)**	1,673,047
RETAINED EARNINGS, BEGINNING OF	**2,075,059**	1,084,169
RETAINED EARNINGS, END OF PERIOD	**1,409,037**	2,757,216
EARNINGS (LOSS) PER SHARE (Note 11)		
Basic and diluted	**-**	0.02

CONSOLIDATED STATEMENTS OF CASH FLOW
Connacher Oil and Gas Limited

Three months ended March 31 (unaudited)

	2006	2005
	$	$
Cash provided by (used in) the following activities:		
OPERATING		
Net earnings (loss)	(666,022)	1,673,047
Items not involving cash:		
Depletion, depreciation and accretion	2,877,781	1,193,335
Stock-based compensation	394,810	217,050
Financing charges	7,232	-
Future income tax provision (recovery)	(388,222)	256,248
Foreign exchange loss (gain)	6,800	(19,642)
Dilution gain	(103,328)	(3,020,329)
Lease inducement amortization	(14,901)	-
Income applicable to non-controlling interests	-	(35,111)
Equity interest in Petrolifera earnings	(388,987)	-
Cash flow from operations before working capital changes	1,725,163	264,598
Changes in non-cash working capital (Note 11 (b))	4,243,294	(513,778)
	5,968,457	(249,180)
FINANCING		
Issue of common shares, net of share issue costs	94,921,965	1,493,505
Issue of shares by Petrolifera, net of share issue costs	-	6,327,710
Deferred financing costs	(1,947,412)	-
Increase in bank loans	17,600,000	-
	110,574,553	7,821,215
INVESTING		
Acquisition of Luke Energy Ltd. (Note 3)	(92,226,663)	-
Acquisition of refining assets (Note 4)	(62,040,755)	-
Capital expenditures	(29,556,345)	(6,047,220)
Change in non-cash working capital (Note 11 (b))	4,843,552	2,847,118
	(178,980,211)	(3,200,102)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(62,437,201)	4,371,934
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	75,510,593	3,914,181
CASH AND CASH EQUIVALENTS, END OF PERIOD	13,073,392	8,286,115
SUPPLEMENTARY INFORMATION – (Note 11)		

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Connacher Oil and Gas Limited

Period ended March 31, 2006 (Unaudited)

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. In Canada and in the United States through a wholly owned subsidiary, Montana Refining Company, Inc. ("MRC") the company is in the business of exploring, producing, refining and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta.

2. SIGNIFICANT NEW ACCOUNTING POLICIES

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and then notes thereto for the year ended December 31, 2005.

As a result of the March 2006 acquisition of Luke Energy Ltd. and the March 2006 purchase of refining assets, the company has adopted the following new significant accounting policies.

Refinery inventories

Inventories are stated at the lower of cost, using the last-in, first-out ("LIFO") inventory valuation method for crude oil and refined products and the average cost method for materials and supplies, or market. Market is determined using current estimated selling prices. Under the LIFO method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market due to the higher costs assigned to LIFO layers in prior periods. In addition, the use of the LIFO inventory method may result in increases or decreases to cost of sales in years that inventory volumes decline as the result of charging cost of sales with LIFO inventory costs generated in prior periods. An actual valuation of inventory will be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.

Long-lived refining assets

Depreciation and amortization is calculated based on estimated useful lives and salvage values. Long-lived assets are evaluated for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset's carrying value exceeds its fair value.

Goodwill

Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill impairment is assessed annually at year end, or more frequently as economic events dictate, by comparing its fair value to its carrying value, including goodwill. If the fair value is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

Revenue recognition

Refined product sales and related costs of sales are recognized when products are shipped and title has passed to customers. All revenues are reported inclusive of shipping and handling costs incurred and billed on to customers and exclusive of excise taxes. Shipping and handling costs incurred are reported in costs of products sold.

Depreciation of refining assets

Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, primarily 10 to 20 years for refining facilities, three to five years for transportation vehicles, 10 to 40 years for buildings and improvements and 7 to 30 years for other fixed assets.

Cost classifications

Costs of products sold include the cost of crude oil, other feedstocks, blendstocks and purchased finished products, inclusive of transportation costs. To provide the desired crude oil to the refinery, crude oil is purchased from producers and other petroleum companies through crude oil buy/sell exchange contracts. Operating expenses include direct costs of labor, maintenance materials and services, utilities, marketing expenses and other direct operating costs. General and administrative expenses include compensation, professional services and other support costs.

Deferred maintenance costs

Refinery units require regular major maintenance and repairs which are commonly referred to as "turnarounds". Catalysts used in certain refinery processes also require regular "changeouts". The required frequency of the maintenance varies by unit and by catalyst, but generally is every two to five years. Turnaround costs are deferred and amortized over the period until the next scheduled turnaround. Other repairs and maintenance costs are expense when incurred.

Environmental liabilities

Environmental liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are recognized to the extent such recoveries are considered probable.

Derivative instruments

Derivative instruments would be recognized as either assets or liabilities in the balance sheet and measured at their fair value. Changes in the derivative instrument's fair value would be recognized in earnings unless specific hedge accounting criteria are met. Currently, the company has no derivative instruments.

3. ACQUISITION OF LUKE ENERGY LTD.

The company completed the acquisition of Luke Energy Ltd. ("Luke") on March 16, 2006. Final closing adjustments have yet to be determined and some costs of the deal have been estimated. Consequently, the preliminary purchase equation is estimated as follows:

Net assets acquired:	
Petroleum and natural gas assets	$153,000,000
Goodwill	102,000,000
Asset retirement obligations (Note 8)	(2,000,000)
Working capital	(19,000,000)
Future income tax liability	(30,000,000)
Net assets acquired	$204,000,000
Consideration paid:	
Cash	$92,000,000
Shares (Note 9)	112,000,000
	$204,000,000

Included in the working capital deficit are capital costs paid or payable arising from Luke's winter drilling program and for transaction costs incurred by Luke, all as monitored and approved by Connacher since entering into the transaction in mid-December 2005. Included in cash consideration paid are transaction costs of $1,000,000.

The value of the share consideration paid was determined by reference to the market value of the company's shares at the time of announcing the acquisition.

4. ACQUISITION OF REFINING ASSETS

On March 31, 2006 the company acquired all of the assets of a refinery in Great Falls, Montana. Final closing adjustments have yet to be determined and some costs of the deal have been estimated. Consequently, the purchase equation is estimated as follows.

Net assets acquired:	
Refining assets	$47,000,000
Inventory (Note 6)	20,000,000
Net assets acquired	$67,000,000
Consideration paid:	
Cash	$62,000,000
Shares (Note 9)	5,000,000
	$67,000,000

Included in cash consideration paid are transaction costs of $2,000,000.

The value of the share consideration paid was determined by reference to the market value of the company's shares at the time of announcing the acquisition.

The purchase agreement commits the vendor to any environmental liabilities arising over the next five years for environmental matters existing at the purchase date.

For a period of up to four months, the vendor will assist MRC with certain business matters, including the purchase of crude oil and the provision of certain accounting services. As security for the repayment of these costs incurred by the vendor on behalf of MRC, MRC has provided to the vendor a letter of credit in the amount of US$10 million.

As a means to facilitate the expeditious transition of the ongoing refinery business, MRC assumed all of the ongoing purchase and sales contracts with suppliers and customers of the refinery. These contracts are all short-term in nature and necessitated some guarantees from Connacher, all considered to be in the normal course of business.

5. INVESTMENT IN PETROLIFERA PETROLEUM LIMITED ("PETROLIFERA")

The company records its investment in Petrolifera on an equity basis. In the first quarter of 2005 this investment was consolidated.

Under the terms of a Management Services Agreement with Petrolifera, Connacher provides all management, operational, accounting and general and administrative services necessary or appropriate to manage and operate Petrolifera. The fee for this service is $15,000 per month until May 2007. The agreement may be immediately terminated for performance failure by the aggrieved party or upon 30 days prior written notice by Connacher, or by mutual agreement.

At March 31, 2006, Connacher was owed $390,460 for these services, and for other amounts advanced and other amounts paid on Petrolifera's behalf (December 31, 2005 - $221,131).

Dilution gain

Dilution gains are recognized upon changes to Connacher's equity interest in Petrolifera as they occur. In the first quarter of 2006, Petrolifera share purchase rights and share purchase warrants were exercised by other investors resulting in a reduction of Connacher's equity interest in Petrolifera to 31 percent at March 31, 2006. The exercise of these rights and warrants generated a dilution gain in the amount of $103,328 as these rights and warrants were exercised at prices above Connacher's per share carrying value of its investment in Petrolifera.

6. REFINING INVENTORIES

	March 31, 2006
	$
Crude oil	738,560
Other raw materials and unfinished products [1]	2,142,444
Refined products [2]	14,327,920
Process chemicals [3]	1,769,860
Repairs and maintenance supplies and other	1,017,646
	19,996,430

(1) Other raw materials and unfinished products include feedstocks and blendstocks, other than crude. The inventory carrying value includes the costs of the raw materials and transportation.

(2) Refined products include gasoline, jet fuels, diesels, asphalts, LPG's and residual fuels. The inventory carrying value includes the cost of raw materials including transportation and direct production costs.

(3) Process chemicals include catalysts, additives and other chemicals. The inventory carrying value includes the cost of the purchased chemicals and related freight.

7. BANK LOANS

As at March 31, 2006 the company had available a $45 million reserve-based revolving loan ("RBL facility") and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. These facilities have a renewable one year term and are secured by a fixed and floating charge debenture in the principal amount of $500 million. Interest at bank prime plus ¼ percent is to be charged on amounts borrowed. At March 31, 2006 the company had drawn $17.6 million on the RBL facility.

Additionally, the company had a US$51 million bridge loan facility available. The full amount was drawn in early April 2006 to partially fund the acquisition of the Montana refinery assets, which closed on March 31, 2006. The loan bears interest at LIBOR + ½ percent for the first 90 days (adjusted for subsequent quarterly periods), is secured by a US$500 million demand debenture and pledge agreement and is repayable 364 days after being drawn.

The company has also executed a mandate letter ("Mandate") with an international bank. The Mandate contemplates the arrangement of a US$148 million term loan, and is subject to negotiation of

satisfactory terms and is subject to acceptable market conditions. If arranged, proceeds would be used to repay the US$51 million bridge loan and for anticipated capital expenditures at for the company's oil sands project.

8. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties and facilities.

Period ended March 31, 2006	
Asset retirement obligations, December 31, 2005	3,108,538
Liabilities incurred	33,597
Liabilities acquired (Note 3)	2,108,643
Accretion expense	46,606
Asset retirement obligations, March 31, 2006	5,297,384

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized

The authorized share capital is comprised of the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

Issued

Only common shares have been issued by the company.

	Number of Shares	Amount $
Share Capital:		
Balance, December 31, 2005	139,940,448	125,070,646
Issued for cash in private placement (a)	19,047,800	100,000,950
Issued for Luke acquisition (Note 3)	29,699,282	111,966,206
Issued for refinery acquisition (Note 4)	1,000,000	5,060,000
Issued upon exercise of options (b)	436,366	425,627
Issued upon exercise of warrants (d)	1,132,763	668,378
Share issue costs		(6,324,987)
Tax effect of share issue costs		2,295,419
Tax effect of expenditures renounced pursuant to the issuance of flow through common shares (e)		(5,448,000)
Balance, Share Capital, March 31, 2006	191,256,659	333,714,239

Contributed Surplus:		
Balance, December 31, 2005		1,962,030
Fair value of share options granted		604,420
Assigned value of options exercised		(105,602)
Balance, Contributed Surplus, March 31, 2006		2,460,848
Total Share Capital and Contributed Surplus:		
December 31, 2005		127,032,676
March 31, 2006		336,175,087

(a) Private placement – 2006

In March 2006 the company issued from treasury 19,047,800 common shares at $5.25 per share on a private placement basis.

(b) Stock options granted

A summary of the company's outstanding stock option grants, as at March 31, 2006 and 2005 and changes during those years is presented below:

	2006		2005	
	Number of Shares	**Weighted Average**	Number of Shares	Weighted Average
		$		$
Outstanding, beginning of period	**8,592,600**	**1.49**	3,988,600	0.53
Granted	**335,000**	**4.80**	1,500,000	0.89
Expired	**-**	**-**	(20,000)	(0.75)
Exercised	**(436,366)**	**(0.73)**	(240,000)	(0.37)
Outstanding, end of period	**8,491,234**	**1.66**	5,228,600	0.64
Exercisable, end of period	**3,192,997**	**0.96**		

All stock options have been granted for a period of five years. All of the stock options granted in 2006 vest one-third one year after grant, one-third two years after grant and one-third three years after grant. The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life
$0.20 - $0.99	3,683,234	3.3
$1.00 - $1.99	2,043,000	4.2
$2.00 - $3.99	2,460,000	4.7
$4.00 - $5.56	305,000	4.9
	8,491,234	

In 2006 a compensatory non-cash charge of $604,420 (2005 - $217,050) was recorded, reflecting the fair value of stock options granted and vested during the period. Of this current amount, $394,810 (2005-$217,050) was expensed and $209,610 (2005 – nil) was capitalized to property and equipment. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2006	2005
Risk free interest rate	**4.1%**	3.0%
Expected option life (years)	**3**	3
Expected volatility	**48%**	53%

The weighted average fair value at the date of grant of all options granted in the first quarter of 2006 was $1.83 per option (2005 - $0.28).

(c) Pending stock option awards

A further 6,838,800 stock options were awarded to directors, officers, employees and consultants which require the approval of shareholders. Upon such approval, the fair value of these options will be recognized over the vesting periods.

The reported stock-based compensation and earnings per share figures reported for the first quarter of 2006 do not reflect these pending stock option awards, due to shareholders' approval being required.

If these pending stock option awards had been recognized in the first quarter 2006 stock-based compensation expense would have increased by $3,146,091, capitalized costs would have increased by $1,061,422, depletion would have increased by $15,921, earnings for the period would have been reduced by $3,162,012, and earnings per share would have been reduced by $0.02.

(d) Share purchase warrants

A summary of the company's outstanding share purchase warrants, as at March 31, 2006 and 2005 and changes during the years is presented below:

	2006	2005
Outstanding, beginning of period	**1,493,820**	5,300,525
Exercised	**(1,132,763)**	(2,885,757)
Expired	**-**	(15,000)
Outstanding, end of period	**361,057**	2,399,768

The 361,057 warrants outstanding are exercisable to purchase common shares from treasury as follows:

(i) 351,057 common shares at $0.59 per share until their expiry on June 7, 2006; and
(ii) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006.
(e) Flow-through shares

In 2006 the company renounced $15 million of resource expenditures to flow-through investors effective December 31, 2005. The related tax effect of those expenditures was recorded in 2006 and the company has until December 31, 2006 to incur those expenditures. As at March 31, 2006, the company had incurred all of the required expenditures.

10. SEGMENTED INFORMATION

In Canada the company is in the business of exploring, producing and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta. Prior to the de-consolidation of Petrolifera in 2005 (Note 5) it also conducted a conventional petroleum and natural gas business in Argentina. The significant aspects of these operating segments are presented below. Included in total Canadian conventional assets is the company's carrying value of its investment in Petrolifera.

Three months ended March 31	Canada			Argentina	USA	
	Conventional	Oil Sands	Total	Conventional	Refining	Total
2006						
Revenue, gross	**4,437,371**	-	**4,437,371**	-	**8,179**	**444,550**
Net earnings (loss)	**(667,025)**	-	**(667,025)**	**(7,176)**	**8,179**	**(666,022)**
Property and equipment	**189,791,352**	**36,173,311**	**225,964,663**	-	**4,710,325**	**273,068,988**
Capital expenditures and acquisitions	**208,745,132**	**24,990,080**	**233,735,182**	-	**67,100,755**	**300,835,937**
Total assets	**251,603,837**	**36,173,311**	**287,777,148**	**134,521**	**71,220,619**	**35,9132,348**
2005						
Revenue, gross	1,454,221	-	1,454,211	384,941	-	1,839,162
Net earnings (loss)	1,627,944	-	1,627,944	45,103	-	1,673,047
Property and equipment	30,567,373	6,840,601	37,407,974	3,911,074	-	41,319,048
Capital expenditures	983,241	3,773,601	4,756,842	1,290,378	-	6,047,220
Total assets	41,520,602	.6840,601	48,361,203	4,410,659	-	52,771,862

11. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the period ended March 31	**2006**	2005
Weighted average common shares outstanding	**154,151,848**	91,189,094
Dilutive effect of stock options and stock purchase warrants	**6,421,936**	3,007,605
Weighted average common shares outstanding – diluted	**160,573,785**	94,196,699

(b) Net change in non-cash working capital

For the period ended March 31	**2006**	2005
	$	$
Accounts receivable	**(2,437,802)**	(80,821)
Due from Petrolifera	**(169,329)**	-
Prepaid expenses	**(11,316)**	38,711
Accounts payable	**11,705,293**	2,375,450
Total	**9,086,846**	2,333,340

Summary of working capital changes:

Operations	4,243,294	(513,778)
Investing	4,843,552	2,847,118

(c) Supplementary cash flow information

For the period ended March 31	**2006**	2005
	$	$
Interest paid	**947**	5,519
Income taxes paid	**-**	9,470
Stock-based compensation capitalized	**209,610**	-

12. RESTATEMENT

As a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset base was reduced by $850,000. Additional depletion of $216,000 ($127,000 net of tax) for 2002 and 2003 was recorded as an adjustment to the opening balance of retained earnings for 2005. There was no change to net earnings for 2005.

This press release contains forward-looking statements, including statements related to the anticipated financial performance of former Luke properties and of MRC. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with and complete the Great Divide project.

Due to the risks, uncertainties and assumptions inherent in forward- looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For additional information relating to the risks and uncertainties facing Connacher, refer to Connacher's 2005 Annual Report and Annual information Form which are available on SEDAR at www.sedar.com. A barrel of oil equivalent (boe), derived by converting gas to oil in the ratio of six thousand cubic feet of gas to oil, and may be misleading, particularly if used in isolation. A boe conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com

CONNACHER
OIL AND GAS LIMITED

TSX : CLL

Suite 2600, 530 - 8th Avenue SW
Calgary, Alberta Canada T2P 3S8
T 403.538.6201 F 403.538.6225
www.connacheroil.com
inquiries@connacheroil.com



Q1

INTERIM REPORT 2006

PROTECTING OUR ASSETS

Highlights

- Acquired Luke Energy Ltd. for cash and shares
- Acquired 8,300 bbl/d refinery in Montana
- Completed $100 million bought deal private placement issuance of common shares
- Established new CDN$55 million and US$51 million credit facilities
- Continued preparations to commence construction at Great Divide Oil Sands Project
- Advanced plans for long term project debt financing for Great Divide
- Conventional proved (1P) reserves increased 340 percent since year end; 2P reserves up 286 percent; 3P reserves up 191 percent
- Conventional production over 3,500 boe/d, triple first quarter levels

Summary Results

Three months ended March 31	2006	2005	% Change
FINANCIAL ($000 except per share amounts) [1]			
Total revenue	4,446	1,857	139
Cash flow from operations before working capital changes [2]	1,725	265	551
Per share, basic [2]	0.01	-	
Per share, diluted [2]	0.01	-	
Net earnings (loss) for the period	(666)	1,673	
Per share, basic and diluted	-	0.02	
Capital expenditures and acquisitions	300,836	6,047	4,875
Cash on hand	13,073	8,286	58
Working capital (deficit) [3]	(11,061)	5,588	
Shareholders' equity	337,584	41,206	718
Total assets	430,353	52,772	716
OPERATING [1]			
Daily production / sales volumes			
Crude oil - bbl/d	689	629	10
Natural gas - mcf/d	2,600	1,328	96
Barrels of oil equivalent - boe/d [4]	1,122	850	32
Prices			
Oil - $/bbl	40.93	30.02	36
Natural gas - $/mcf	6.34	1.18	437
Barrels of oil equivalent - $/boe [3]	39.83	24.04	66
Common shares outstanding (000's)			
Weighted average			
Basic	154,152	91,189	69
Diluted	160,574	94,197	70
End of period			
Issued	191,257	92,753	106
Fully diluted	200,109	100,381	99

(1) In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(2) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management's Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(3) A short term working capital deficiency arose on March 31, 2006 as part of the consideration paid for the refinery acquisition was financed with cash and short-term borrowings. Short term borrowings are anticipated to be replaced with term debt during 2006.

(4) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf:1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.







Letter to Shareholders

Connacher Oil and Gas Limited had a very busy and productive first quarter in 2006. We acquired Luke Energy Ltd. ("Luke") on March 16, 2006 for cash and shares to secure important natural gas reserves and production in northern Alberta. On March 31, 2006, Connacher acquired an 8,300 bbl/d refinery in Great Falls, Montana, thereby securing a physical hedge against widening and increasingly volatile crude oil price differentials, which is important as we contemplate the startup of our Great Divide oil sands project. Importantly, both these transactions will give Connacher an immediate increase in current cash flow and credit capacity, which will also contribute funding to our significant 2006 capital budget. The impact of these purchases will begin to impact Connacher's operating and financial results in the second quarter 2006 as they were completed late in the first quarter and are only booked from the closing date of the transactions. Mindful of the importance of a strong balance sheet, we also were successful in completing a bought deal financing which raised $100 million of gross proceeds through the sale of common equity by way of private placement at $5.25 per share. During the quarter we also accelerated our preparations for construction of the Great Divide Pod One oil sands plant, as we endeavour to resolve third party concerns and await approval from the regulators. We anticipate the balance of the year will be as busy.

Certain of the statements contained below constitute forward-looking statements that are based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2005. Readers should review the company's Annual Information Form for a description of the risks and uncertainties facing the company.

Great Divide

The Luke purchase, the refinery purchase and the financing are all linked to our strategy of managing the risks associated with becoming a consequential producer of bitumen from our Great Divide oil sands project. Our view is that there are three major risks that we have to manage – the cost of natural gas burned in the process of creating steam, at least until alternative fuel sources such as bitumen, for example, can be burned at lower cost without undue adverse environmental concerns; the increasingly volatile and widening differentials for the price of heavy crude oil as compared to WTI or other benchmarks for light oil; and balance sheet risk to avoid excessive leverage and particularly short-term bank indebtedness. We believe the transactions completed in the first quarter substantially address these concerns.

Once we get regulatory approval, the next challenge is expected to be execution risk. In this regard we have spent considerable time in preparation for receipt of approval to proceed with construction of our 10,000 bbl/d plant and the drilling of related SAGD well pairs. We have a strong engineering group working with our in house experts to effect sound planning, cost estimation and control and we were fortunate to attract a number of new contract and full-time employees who recently worked on another similar project in the region before it was acquired by a major international oil company. These individuals are experienced and well-qualified in plant construction and their experience and ideas have already allowed us to adopt some alternative approaches which are anticipated to reduce capital and then subsequently operating costs as we move ahead on this significant venture.

Receipt of regulatory approval has been delayed relative to earlier expectations due to minor modifications which the company introduced to accomplish the cost savings referred to in the previous paragraph. We understand all technical matters are now satisfactory to the Energy and Utilities Board ("EUB"). Also, we had two issues raised by a producer of natural gas in the vicinity of our proposed project and by a First Nations group who expressed some concerns over our application. At this writing matters with the First Nation have been resolved, their objections have been withdrawn and this has been acknowledged by the EUB. Discussions with the natural gas producer are continuing while the issues have been referred to the EUB. The timing for resolution of the issues before the EUB remains indeterminate and there can be no assurance that this issue will be resolved on an expeditious basis.





Once we have solutions acceptable to and acknowledged by the EUB, and approval of our project, we will be able to proceed with the drilling of our SAGD well pairs and to initiate construction of our plant site. Our goal is to build the plant and be operational within approximately 10 to 11 months of receipt of regulatory approval if no other unusual issues arise.

The winter drilling season at Great Divide and in all of the oil sands areas, for that matter, was extremely short this year due to unusually mild weather. Also, we experienced less efficiency in our drilling campaign than has been the case in prior years. In part, this reflects the heated environment in which the oil industry is working at present. Nevertheless, we were able to drill 20 core holes and ten surface holes during our 2006 winter drilling campaign. Results were encouraging with ten of the wells yielding greater than 15 meters of what appears to be quality reservoir based upon logs and visual analysis. The data is thus considered encouraging with good upside and aerial extent to Pods Two and Four east of Pod One on our main lease block. We also completed 25 square kilometers of high resolution 3D seismic over Pods Two and Four and plan to shoot a similar sized program over Pods One (extension) and Five later this spring after the caribou in the area migrate from the region. The early arrival of spring breakup and of the caribou affected our ability to accelerate our late season drilling and complete our programs. Nevertheless, we did secure significant data which should allow us to assess whether we have the resource and reserve potential to apply for one or more new pod developments this year. We will be updating our reserve assessment during the second quarter once the necessary geological and geophysical interpretation and data integration is completed. Obviously as was the case last year, we will report any consequential results to shareholders once the information has been assessed by our independent consultants and by our Board of Directors.

Luke Acquisition

On March 16, 2006 Connacher completed the acquisition of Luke Energy by way of a Plan of Arrangement. The acquisition was accomplished by the payment of approximately $90 million of cash and the issuance of approximately 30 million Connacher common shares. As previously discussed, the acquisition was pursued to mitigate risk by providing Connacher with a physical hedge against volatile and rising natural gas prices, especially such as we saw this past winter when natural gas prices rose to the US$15 level for a period of time. The purchase of Luke provided Connacher with immediate production and cash flow, loan value, growth potential and the company was well-managed with a small staff, had high working interests and operatorship of most of its properties and there was ample available Crown land to facilitate achieving growth objectives. It suited our requirements and conformed to our approach.

The principal area of Luke's activity was Marten Hills in central northern Alberta west of the oil sands region. While we do not anticipate burning Luke molecules to make steam at Great Divide, we could if we had no alternative supply source at some future date. Luke also had attractive assets in the Three Hills region and exploratory prospects in other regions of Alberta. We also welcome former Luke shareholders who became Connacher shareholders under the terms of the transaction.

We were also able to retain select members of Luke's staff to assist us in the day-to-day management of the assets and subsequently have recruited additional geotechnical expertise to accelerate our evaluation of these assets and to generate new play opportunities for Connacher. We welcome all our new employees and look forward to their contribution to our future success as they complement and integrate with our established staff members.

Montana Refining Company, Inc. ("MRC")

Connacher owns 100 percent of and incorporated MRC to acquire an 8,300 bbl/d refinery and related assets in Great Falls, Montana, USA from a US refiner. This refinery was isolated from the seller's main market area but importantly for Connacher is connected by pipeline to Canada and presently processes medium gravity crude oil, primarily supplied from Canadian sources. The purchase included a significant inventory of refined products and minor related equipment and was completed on March 31, 2006.

The acquisition was an extension of our strategy to mitigate the risk of widening and volatile crude oil price differentials for heavy crude oil such as we will produce at Great Divide once our project is placed on stream, likely in 2007. In the interim, the refinery is a solid business unit with considerable positive cash being generated and the time from purchase until startup at Great Divide will give our managerial and operating personnel time to familiarize themselves with its operations. Also, Connacher was fortunate to be able to retain most of the personnel associated with the refinery and we look forward to a long-term association with this well-qualified group of individuals.

We believe there will be considerable value added from being integrated as a consequence of the refinery purchase as we work on continued expansion of our oil sands opportunities in coming years. The refinery has now completed a scheduled turnaround and is in the process of being reactivated. We believe this was a timely purchase at an attractive price and that our risk profile as a heavy oil producer is accordingly reduced by the transaction.

Operating and Financial Results

Our operating and financial results are discussed in detail in the attached Management's Discussion and Analysis ("MD&A") and therefore will not be discussed in detail in this letter. However we would point out that our successful bought deal equity financing, which raised $100 million in gross proceeds, favorably positioned Connacher to pursue the Luke acquisition and the refinery purchase without incurring undue short-term borrowings. We completed over $300 million of purchases and capital expenditures and retained a healthy balance sheet with minimal indebtedness while expanding our prospective cash generating and credit capacity.

We anticipate refinancing the short-term borrowings incurred to acquire the refining assets through the planned placement of approximately US$150 million of project term debt in upcoming months. If, as and when completed, it is anticipated this financing will provide Connacher with the balance of funding, supplemental to our current cash flow and cash balances, which we estimate will be required to complete the proposed Pod One development at Great Divide. Accordingly, minimal if any additional equity dilution is contemplated for current and planned operations during the balance of 2006. In the event we are able to establish sufficient reserves in other pods to support additional EUB applications for development of other accumulations, this position may require reevaluation to ensure our balance sheet integrity is maintained.

Connacher had its year end 2005 estimates of reserves updated to an effective date of March 31, 2006, taking into account first quarter 2006 production and drilling and the purchase of Luke. The former Luke reserves were evaluated by GLJ Petroleum Consultants ("GLJ") and the historic Connacher assets were evaluated by DeGolyer and MacNaughton Canada Limited ("D&M"). As a result of the evaluation, primarily related to the purchase of Luke during the quarter, Connacher's conventional proved reserves ("1P") increased by 340 percent to 6.6 mmboe; proved and probable reserves ("2P") increased by 286 percent to 9.6 mmboe and proved, probable and possible conventional reserves of crude oil and natural gas ("3P") increased by 197 percent to 10.7 mmboe, with natural gas representing approximately two-thirds of our reserve base.

Based on the price decks now being utilized by the respective consultants, the reports in combination estimate that these reserves will generate future pre-tax net revenue, after deduction of all royalties and forecast operating and capital requirements, of $297 million undiscounted with an eight percent present worth estimated at $204 million. Connacher's more substantial conventional reserve base provides increased growth opportunities, broadened and more substantial revenue and net operating income and credit capacity.

The company's bitumen reserves are evaluated separately by GLJ and this evaluation was provided in detail in our 2005 Annual Report. We anticipate this reserve report will be updated during the next several months, once technical work on the data acquired in this winter's drilling and seismic program is processed, interpreted and integrated into Connacher's geological model.

The following table summarizes the results of the conventional reserve report updates, as previously discussed.

Oil and Gas Reserves Based on Forecast Prices and Costs
March 31, 2006

	Gross company interest remaining reserves (1)		Future net revenue (before tax) (6)	
			Undiscounted	Discounted
Reserve Category	Crude Oil and NGLs	Natural Gas		8%
	mstb	mmcf	$000	$000
Producing	1,734	22,689	160,601	122,757
Total proved (2)	1,967	27,864	191,184	145,455
Probable (3)	1,342	10,058	83,021	45,883
Total proved plus probable (2)(3)	3,309	37,922	274,115	191,338
Possible (4)	1,043	124	23,351	13,080
Total (2)(3)(4)	4,352	38,046	297,466	204,418

(1) "Gross Reserves" are the Corporation's working interest (operating or non-operating) share before deducting royalties and including royalty interests of the Corporation.
(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
(5) "Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6) "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7) "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
(8) Estimates of future net revenue do not represent fair market value.

Other

Connacher owns a 31 percent basic equity interest in Petrolifera Petroleum Limited ("PDP"-TSX), which enjoyed considerable drilling success and share price appreciation since going public in late 2005. Our net cash investment in Petrolifera is a modest $2 million and the market value of our holdings has surpassed $150 million during the reporting period, as Petrolifera's drilling success in Argentina is translated into higher reserves, production and stock market value. Connacher created Petrolifera at a time when it did not have the capital or personnel to pursue development of what was a minor non-core asset outside the main focus of the company, namely the oil sands in Western Canada. By pursuing this strategy, we have liberated considerable value for our shareholders as shareholders as well as for Petrolifera's public shareholders. Our holdings in Petrolifera are unencumbered and provide us with financial flexibility as the value of our investment appreciates. We continue to support the initiatives of Petrolifera as a long term investor.

As mentioned previously, during the quarter and subsequent thereto we have been successful in attracting well-qualified, experienced and committed new personnel to the company. Additional recruiting is underway. The caliber of people we were able to hire is clearly indicative of the significant growth potential seen at Connacher, as the current Calgary market for qualified personnel is very competitive. We welcome all of our new employees, contract employees and consultants who will assist us in achieving our goals. We also particularly welcome a new officer, Mr. Steve Marston, who has joined us as Vice President, Exploration and who also assisted us in recruiting new geoscientists to strengthen the company. We now have approximately 40,000 retail and institutional shareholders, giving the company a solid and diversified shareholder base.

In recognition of the growing importance of health, safety and environmental issues to the company, the Board has formed a full committee to deal with these matters on a regular basis. We have also upgraded the Reserves Subcommittee to full committee status. We are pleased as well to have Mr. Hugh Bessell and Mr. Mike Seth join the Board of Directors. In addition to their business acumen, these gentlemen respectively bring specific financial and reserves expertise to the Board and have assumed the Chair of the relevant committees.

During the first quarter of 2006 Connacher's shares were added to the TSX/S&P 300 Index, reflecting our dramatic value growth and trading activity in the 18 months.

The importance of protecting our assets was one of the themes of our 2005 annual report. The transactions we accomplished in the first quarter of 2006 were consistent with this theme. Our goal is to manage risk so our shareholder interests are enhanced but also protected during our rapid growth phase. We anticipate the second quarter will focus on consolidating our assets and integrating our people while we build on our strengths.

Respectfully submitted on behalf of the Board of Directors,

Signed,

"R. A. Gusella"
Richard A. Gusella
President and Chief Executive Officer
May 11, 2006

Management's Discussion And Analysis ("MD&A")

The following is dated as of May 11, 2006 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three months ended March 31, 2006 and 2005 as contained in this interim report and the MD&A and audited financial statements for the years ended December 31, 2005 and 2004 as contained in the company's 2005 annual report. The unaudited consolidated financial statements for the three months ended March 31, 2006 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited ("Petrolifera") as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2005, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for crude oil and natural gas, price and exchange rate fluctuation, currency controls, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

FINANCIAL AND OPERATING REVIEW

PRODUCTION, PRICING AND REVENUE

	2006	2005
Daily production / sales volumes		
Crude oil – bbl/d	689	629
Natural gas –mcf/d	2,600	1,328
Combined – boe/d	1,122	850
Product pricing ($)		
Crude oil – per bbl	40.93	30.02
Natural gas – per mcf	6.34	1.18
Boe – per boe	39.81	24.04
Revenue ($000s)		
Petroleum and natural gas	4,022	1,839
Interest and other	424	18
Total	4,446	1,857





Total revenue of $4.4 million was 139 percent higher than the total revenue of $1.9 million reported in the first quarter of 2005. Petroleum and natural gas revenues were up 119 percent to $4.0 million from $1.8 million for 2005. This is primarily attributable to a 36 percent increase in the selling price of the company's crude oil and a ten percent increase in sales volumes. Crude oil sales volumes averaged 689 bbl/d in the first quarter of 2006 compared to 629 bbl/d for the first quarter of 2005. This increase is principally due to new production from wells drilled in southwest Saskatchewan in 2005 and is net of the impact of no longer consolidating Petrolifera. As a consequence of increased world oil prices this year, the company's average crude oil selling price increased to $40.93 per barrel compared to $30.02 per barrel in the comparative 2005 period. Crude oil sales represented 63 percent of the company's total production revenue. Natural gas sales revenues were $1.5 million, up substantially from the comparative 2005 period, as sales volumes increased by 96 percent to average 2,600 mcf/d as a result of the acquisition of Luke Energy Ltd. ("Luke") and natural gas prices averaged $6.34 per mcf reflecting a significant increase from last year when Petrolifera's Argentinean gas pricing provided an adverse impact. Interest income of $424,000 was earned on short-term cash deposits in the year to date.

As the purchase of Luke closed on March 16, 2006 only two weeks of production and related financial results were included in Connacher's first quarter results. The refinery purchase closed at midnight on March 31, 2006 and therefore had no impact on operating and financial results in the reporting period. The full impact of these transactions will begin to be apparent in the second quarter.

ROYALTIES

	2006		2005	
	Total	Per boe	Total	Per boe
For the three months ended March 31	$810,186	$8.02	$368,814	$4.82
Percentage of petroleum and natural gas revenue	20.1%		20.1%	

Royalties represent charges against production or revenue by governments and landowners. Royalties in the first quarter of 2006 were $810,000 ($8.02 per boe, or 20.1 percent of petroleum and natural gas revenue) compared to $368,000 in the same 2005 period ($4.82 per boe, or 20.1 percent of petroleum and natural gas revenue).

From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices.

OPERATING EXPENSES AND NETBACKS

Company Netbacks [1]

For the period ended March 31

	2006		2005		% Change	
	Total	Per boe	Total	Per boe	Total	Per boe
Average daily production (boe/d)	1,122		850		32	
Petroleum and natural gas revenue	$4,021,745	$39.83	$1,839,162	$24.04	119	66
Interest & other income	423,805	4.20	18,127	0.24	2,238	1,650
Total revenue	4,445,550	44.03	1,857,289	24.28	139	81
Royalties	(810,186)	(8.02)	(368,814)	(4.82)	120	66
Net revenue	3,635,364	36.01	1,488,475	19.46	144	85
Operating costs	(831,786)	(8.24)	(535,998)	(7.01)	55	18
Netback	$2,803,578	$27.77	$952,477	$12.45	194	123

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and widely used supplemental measure that provides management of Connacher with performance measures and that provides shareholders and investors with a measurement of Connacher's efficiency and its ability to fund future growth through capital expenditures.

Operating Netbacks by Product
For the period ended March 31

	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
Average daily production	689 bbl/d		2,600 mcf/d	
Total revenue	$2,538,262	$40.93	$1,483,483	$6.34
Royalties	(446,132)	(7.19)	(364,054)	(1.56)
Operating and transportation costs	(528,899)	(8.53)	(302,887)	(1.29)
Operating netback	$1,563,231	$25.21	$816,542	$3.49

For the first quarter of 2006 operating costs of $832,000 were 55 percent higher than in the same prior year period, and on a per unit basis, were increased by 18 percent to $8.24 per boe. The increase in operating costs, both absolutely and on a per unit basis, reflects the company's increased production and sales volumes in a higher cost environment.

Primarily as a result of higher product prices, operating netbacks per boe for the first quarter of 2006 increased 123 percent to $27.77 per boe compared to $12.45 in the first quarter of 2005.

GENERAL AND ADMINISTRATIVE EXPENSES

In the first quarter of 2006, general and administrative ("G&A") expenses were $957,000 compared to $670,000 in the first quarter of 2005, an increase of 43 percent from the same 2005 period, reflecting increased costs of staffing of the company's increasing operating activities. G&A of $91,000 was capitalized in the first quarter of 2006 (2005 - $11,000).

Non-cash stock-based compensation costs of $604,000 were recorded in the first quarter of 2006 (2005 - $217,000). These charges reflect the fair value of all stock options granted and vested in each period. Of this amount, $395,000 was expensed (2005 - $217,000) and $210,000 was capitalized (2005 - nil).

FINANCE CHARGES AND FOREIGN EXCHANGE

Deferred financing charges of $65,000 were amortized in the first quarter of 2006; the amount included no interest expense. The translation of foreign currency denominated assets and liabilities in the first quarter of 2006 resulted in a foreign exchange loss of $6,800 and a gain of $20,000 in the first quarter of 2005. The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars. Interest expense of $5,500 was reported in the comparative 2005 period.

DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

DD&A expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in the first quarter of 2006 was $2.9 million, a 141 percent increase from the same prior year period. This equates to $28.50 per boe of production compared to $15.60 per boe in the same comparative period. The increase is the result of increased production and sales volumes and increased depletable costs.

Capital costs of $36.1 million (2005 – $9.5 million) related to the Great Divide oil sands project, which is in a pre-production state, have been excluded from depletable costs. No proved reserves have yet been assigned to this project. Additionally, undeveloped land acquisition costs of $2.5 million (2004 – $3.4 million) were excluded from the depletion calculation, while future development costs of $1.8 million (2004 - $2.4 million) for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is a charge of $47,000 (2005 - $36,000) in respect of the company's estimated asset retirement obligations. These charges will continue to be necessary in the future to accrete the currently booked discounted liability of $5.3 million to the estimated total undiscounted liability of $8.8 million over the remaining economic life of the company's oil and gas properties.

CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2006 or 2005.

DILUTION GAIN

Since November 2004, the company's equity interest in Petrolifera has been diluted as a result of Petrolifera issuing common shares. In November 2004, the company's equity interest was reduced from 100 percent to 61 percent; in March 2005 it was reduced to 40 percent, in late 2005, it was further reduced to 33 percent and in the first quarter of 2006 it was reduce to 31 percent. These reductions resulted in a dilution gain to the company of $103,000 in the first quarter of 2006 and $3 million in the first quarter of 2005.

EQUITY INVESTMENT IN PETROLIFERA EARNINGS

Connacher's equity interest share of Petrolifera's earnings in the first quarter of 2006 was $389,000. In the comparative period, Petrolifera was consolidated with Connacher.

TAXES

The income tax recovery of $358,000 in 2006 comprises a current tax provision of $30,000 related to the Large Corporations Tax in Canada and a future income tax recovery of $388,000.

At March 31, 2006 the company had approximately $9 million of non-capital losses which do not expire before 2009, $113 million of deductible resource pools and $7 million of deductible financing costs.

NET EARNINGS

For the period ended March 31	2006		2005		% change	
	Total	Per boe	Total	Per boe	Total	Per boe
Operating netback	$2,803,578	$27.77	$952,477	$12.45	194	123
General & administrative	(956,685)	(9.49)	(669,563)	(8.75)	43	8
Stock-based compensation	(394,810)	(3.91)	(217,050)	(2.84)	82	38
Financing charges	(83,980)	(0.83)	(5,519)	(0.07)	1,422	1,086
Foreign exchange gain (loss)	(6,800)	(0.07)	19,642	0.26	-	-
Depletion, depreciation and accretion	(2,877,781)	(28.50)	(1,193,335)	(15.60)	141	83
Non-controlling interests	-		35,111	0.46	-	-
Dilution gain	103,328	1.02	3,020,329	39.48	(97)	(97)
Equity interest in Petrolifera earnings	388,987	3.86	-	-	-	-
Income tax recovery (provision)	358,141	3.55	(269,045)	(3.52)	-	-
Net earnings (loss)	$(666,022)	$(6.60)	$1,673,047	$21.87	-	-

For the first three months the company reported a loss of $666,000 (nil per basic and diluted share outstanding). This compares to a net earnings of $1.7 million or $0.02 per basic and diluted share for the 2005 period.

SHARES OUTSTANDING

For the first three months of 2006, the weighted average number of common shares outstanding was 154,151,848 (2005 – 91,189,094) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 160,673,020 (2005 – 94,196,699). The substantial increase in shares outstanding period over period reflects the equity financings completed by the company and the treasury shares issued as partial consideration for the Luke and refinery acquisitions.

As at May 11, 2006, the company had the following securities issued and outstanding:

- 191,490,659 common shares;
- 351,057 share purchase warrants; and
- 8,267,234 share purchase options.

LIQUIDITY AND CAPITAL RESOURCES

A short term working capital deficiency arose on March 31, 2006 as part of the consideration paid for the refinery acquisition was financed with cash and short-term borrowings. Short term borrowings are anticipated to be replaced with term debt during 2006.

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boes) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures. Management believes that available cash, together with proceeds from an equity financing completed in February 2006 and new and anticipated debt facilities and cash flow are expected to provide sufficient funding for working capital purposes and for the company's anticipated capital program in 2006. The company's only financial instruments are accounts receivable and payable; it maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

Three months ended March 31

	2006	2005
	$	$
Net earnings (loss)	(666,022)	1,673,047
Items not involving cash:		
Depletion, depreciation and accretion	2,877,781	1,193,335
Stock-based compensation	394,810	217,050
Financing charges	7,232	-
Future income tax provision (recovery)	(388,222)	256,248
Foreign exchange (gain) loss	6,800	(19,642)
Lease inducement amortization	(14,901)	-
Dilution gain	(103,328)	(3,020,329)
Income applicable to non-controlling interests	-	(35,111)
Equity interest in Petrolifera earnings	(388,987)	-
Cash flow from operations before working capital changes	1,725,163	264,598

For the first quarter of 2006, cash flow was $1.7 million ($0.01 per basic and diluted share), 552 percent higher than the $265,000 ($nil per basic and diluted share) reported in the first quarter of 2005.

Cash flow per boe was $17.08 in the 2006 period compared to $3.46 in the same 2005 quarter. This represents 43 percent of the average company selling price per boe compared to 14 percent in 2005 and an increase of 595 percent over 2005.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

For the first quarter of 2006, capital expenditures totaled $29.6 million. A breakdown of these expenditures for the period follows:

- $25.0 million on the oil sands, including $6.6 million for drilling 20 oil sands delineation core holes and setting surface casing for an additional 10 wells, $8.7 million for seismic and $9.7 million for facilities ordered for the development of Pod One;




Q1
2006

- $3.1 million for drilling, completing and equipping three conventional oil and gas wells and costs to work over producing wells; and
- $1.5 million for seismic, evaluation, land acquisition and retention and other.

The company has recently entered into a 10 year office lease agreement committing it to pay approximately $1.6 million per year commencing in July 2007.

Except for a commitment to incur approximately $100,000 of capital expenditures on behalf of a joint venturer in the Tompkins area of southwest Saskatchewan, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in 70,400 acres of oil sands leases in northern Alberta. To date, the focus has been on an approximate 2,000 acre tract ("Pod One") on which approximately $36 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir, to prepare and file an application for regulatory approval to develop a project capable of producing up to 10,000 bbl/d using steam assisted gravity drainage ("SAGD") and for certain facilities related to this project. Capital development costs for Pod One are expected to approximate $160 million. Over 75 percent of these forecast expenditures are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. Full development of Pod One will commence upon receiving regulatory approval. Additionally, the company is evaluating the results of its 2006 winter delineation drilling and seismic program, which was undertaken to determine the existence of further oil bearing reservoirs on some of the remaining 68,400 acres at Great Divide.

Recent Financing

In February 2006 the company entered into financing commitment letters with BNP Paribas, a major international bank, for the following lending facilities:

(i) a $45 million reserve-based loan and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. This facility was established on March 16, 2006; and

(ii) a US$51 million bridge loan to fund a significant portion of the acquisition of the Montana refinery. This facility was established on March 31, 2006.

BNP Paribas has also proposed a US$148 million term loan which would be used in part to repay the US$51 million bridge loan drawn. If the proposed term debt facility is completed on satisfactory terms, forecast surplus proceeds would be utilized to supplement the company's available cash flow and cash balances to finance forecast capital expenditures of the company's Great Divide Oil Sands Project.

In February 2006, the company issued 19,047,800 common shares at $5.25 per share for gross proceeds of $100 million to fund exploration and development activities associated with conventional crude oil and natural gas activities and the Great Divide Oil Sands Project, for general corporate purposes, for working capital and to possibly partially fund the acquisition of Luke Energy Ltd. Proceeds of the financing were utilized as follows:

	As stated at the time of financing	As actually applied
Gross proceeds	$100,000,000	$100,000,000
Underwriters commission and issue costs	6,250,000	6,250,000
Available for exploration and development, general corporate purposes, for working capital and to possibly fund a portion of the Luke acquisition	$93,750,000	$93,750,000

Acquisition of Luke Energy Ltd. ("Luke")

In December 2005 the company entered into a binding letter agreement to purchase, by way of a Plan of Arrangement, all of the shares of Luke for a cash consideration of $2.31 plus 0.75 of a Connacher common share for each Luke common share. On March 15, 2006 the Luke shareholders voted to approve the arrangement and on March 16, 2006 the arrangement was completed by the payment in total of $91.5 million and the issuance of 29.7 million Connacher common shares from treasury.

Luke is now a wholly-owned subsidiary of Connacher and produces approximately 2,800 boe/d (90 percent natural gas), largely at Marten Creek in northern Alberta. It operates most of its high working interest properties. This production was considered strategic to Connacher, as it provides a physical hedge to its initial requirements for natural gas to create steam for the company's proposed SAGD oil sands project at Great Divide. Based on current Luke production volumes and anticipated results of further development programs, the Luke purchase could also provide surplus volumes for sale in the marketplace and meet future Connacher requirements at Great Divide.

Acquisition of Refining Assets in Montana

On March 31, 2006, the company acquired of all of the assets of an 8,300 bbl/d refinery located in Great Falls, Montana, USA for approximately US$55 million, comprised of cash and one million Connacher common shares which were issued from treasury.

This acquisition was considered strategic to provide Connacher with protection against wider and more volatile crude oil price differential swings. These have become increasingly frequent in the current higher oil price environment for the heavy oil which would be produced at Great Divide. The refinery is anticipated to be a profitable and strong business unit which, based on recent experience, has the potential to contribute to the company's cash flow growth in 2006 and beyond.

Connacher completed the purchase of the refining assets and related inventory through a new wholly-owned subsidiary, Montana Refining Company, Inc. ("MRC"). Its profitability will depend largely on the spread between market prices for refined petroleum products and the cost of crude oil.

MRC's principal source of revenue will be from the sale of high value light end products such as gasoline, diesel, and jet fuel in markets in the western United States. Additionally, MRC sells a high grade asphalt into the local market. MRC's principal expenses will be costs of products sold and operating expenses.

In April 2006, MRC began a scheduled plant "turnaround" maintenance program of its refinery facilities. The turnaround was completed in early May, when regular refinery and marketing operations resumed. Such turnarounds are normally scheduled every two to five years. Turnaround costs are capitalized and amortized over the period to the next scheduled turnaround.

With minimal additional anticipated capital investment, MRC would be capable of producing low sulfur gasoline ("LSG") as required by June 2008. Management is also studying changes necessary to comply by June 2010 with ultra low sulfur diesel ("ULSD") requirements. MRC will also be required to make investments of approximately US $2 million before 2010 for the installation of certain state of the art pollution control equipment.

The above mentioned regulatory compliance items, including the ULSD and LSG requirements, or other presently existing or future environmental regulations, could cause management to make additional capital investments beyond those described above and/or incur additional operating costs to meet applicable requirements.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. Among other things, the Act creates tax incentives for small refiners preparing to produce ULSD. The Act provides an immediate deduction of 75% of certain costs paid or incurred to comply with the ULSD standards and a tax credit based on ULSD production for up to 25% of those costs. Management intends to utilize these incentives when it is required to make these required expenditures.

NEW CRITICAL ACCOUNTING POLICIES ADOPTED BY CONNACHER

MRC's financial results will be reported in accordance with Canadian GAAP and will be consolidated with Connacher's other business units. The preparation of MRC's financial results will require certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. Connacher's management considers the following new MRC accounting policies to be the most critical to understanding the judgments that are involved and the uncertainties that could impact on the company's results of operations, financial condition and cash flows.

Inventory Valuation

Crude oil and refined product inventories are stated at the lower of cost or market. Cost is determined using the last in first out ("LIFO") inventory valuation methodology and market is determined using current estimated selling prices. Under the LIFO method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market due to the higher costs assigned to LIFO layers in prior periods. In addition, the use of the LIFO inventory method may result in increases or decreases to cost of sales in years when inventory volumes decline and result in charging costs of sales with LIFO inventory costs generated in prior periods. An actual valuation of inventory will be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.

Deferred Maintenance Costs

MRC's refinery units require regular major maintenance and repairs which are commonly referred to as "turnarounds". Catalysts used in certain refinery processes also require routine "change-outs". The required frequency of the maintenance varies by unit and by catalyst, but generally is every two to five years. Turnaround costs are capitalized and amortized over the period to the next scheduled turnaround or change-out. In order to minimize downtime during turnarounds, contract labor as well as maintenance personnel are utilized on a continuous 24 hour basis. Whenever possible, turnarounds are scheduled so that some units continue to operate while others are down for maintenance. The costs of turnarounds are recorded as deferred charges and are amortized over the expected periods of benefit.

Long-lived Refining Assets

Depreciation and amortization is calculated based on estimated useful lives and salvage values. When assets are placed into service, estimates are made with respect to their useful lives that are believed to be reasonable. However, factors such as competition, regulation or environmental matters could cause changes to estimates, thus impacting the future calculation of depreciation and amortization. Long-lived assets are also evaluated for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscontinued cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset's carrying value exceeds its fair value. Estimates of future discontinued cash flows and fair values of assets require subjective assumptions with regard to future operating results and actual results could differ from those estimates.

RISK MANAGEMENT - MRC

Certain strategies could be used to reduce some commodity prices and operational risks. No attempt will be made to eliminate all market risk exposures when it is believed the exposure relating to such risk would not be significant to future earnings, financial position, capital resources or liquidity or that the cost of eliminating the exposure would outweigh the benefit. MRC's profitability will depend largely on the spread between market prices for refined products sold and market prices for crude oil purchased. A substantial or prolonged reduction in this spread could have a significant negative effect on earnings, financial condition and cash flows.

Petroleum commodity futures contracts could be utilized to reduce exposure to price fluctuations associated with crude oil and refined products. Such contracts could be used principally to help manage the price risk inherent in purchasing crude oil in advance of the

delivery date and as a hedge for fixed-price sales contracts of refined products. Commodity price swaps and collar options could also be utilized to help manage the exposure to price volatility relating to forecasted purchases of natural gas. Contracts could also be utilized to provide for the purchase of crude oil and other feedstocks and for the sales of refined products. Certain of these contracts may meet the definition of a hedge and may be subject to hedge accounting.

The supply and use of heavy crude oil from the company's Great Divide Oil Sands Project, as a feedstock for the refinery, would provide a physical hedge to this exposure, as planned.

MRC's operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. Various insurance coverages, including business interruption insurance, are maintained in accordance with industry practices. However, MRC is not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or, in management's judgment, premium costs are prohibitive in relation to the perceived risks.

Additionally, the company has recently issued parental guarantees and indemnifications on behalf of MRC. This is considered to be in the normal course of business. The company has not entered into any off-balance sheet arrangements.

EMPLOYEE FUTURE BENEFITS PLANS - MRC

As a consequence of the refinery acquisition and related employment of refinery personnel, MRC adopted new employee future benefit plans with effect from March 31, 2006.

A non-contributory defined benefit retirement plan covers only MRC's employees from March 31, 2006. MRC's policy is to make contributions annually of not less than the minimum funding requirements of the United States Employee Retirement Income Security Act of 1974. Benefits are to be based on the employee's years of service and compensation.

MRC also established new defined contribution (US tax code "401(k)") plans that cover all of its employees from March 31, 2006. The company's contributions will be based on employees' compensation and partially match employee contributions.

BUSINESS RISKS

Connacher is exposed to certain risks and uncertainties inherent in the oil and gas business. Furthermore, being a smaller independent company, it is exposed to financing and other risks which may impair its ability to realize on its assets or to capitalize on opportunities which might become available to it. Additionally, through the company's investment in Petrolifera which operates in various jurisdictions, it has become exposed to other risks including currency fluctuations, political risk, price controls and varying forms of fiscal regimes or changes thereto which may impair Petrolifera's ability to conduct profitable operations.

The risks arising in the oil and gas industry include price fluctuations for both crude oil and natural gas over which the company has limited control; risks arising from exploration and development activities; production risks associated with the depletion of reservoirs and the ability to market production. Additional risks include environmental and safety concerns.

The company relies on access to capital markets for new equity to supplement internally generated cash flow and bank borrowings to finance its growth plans. Periodically, these markets may not be receptive to offerings of new equity from treasury, whether by way of private placement or public offerings. This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors. An increased emphasis on flow-through share financings may accelerate the pace at which junior oil and gas companies become cash-taxable, which could reduce cash flow available for capital expenditures on growth projects. Periodic fluctuations in energy prices may also affect lending policies of the company's banker, whether for existing loans or new borrowings. This in turn could limit growth prospects over the short run or may even require the company to dedicate cash flow, dispose of properties or raise new equity to reduce bank borrowings under circumstances of declining energy prices or disappointing drilling results.

The success of the company's capital programs as embodied in its production and reserve base could also impact its prospective liquidity and pace of future activities. Control of finding, development, operating and overhead costs per boe is an important criterion in determining company growth, success and access to new capital sources.



The company attempts to mitigate its business and operational risk exposures by maintaining comprehensive insurance coverage on its assets and operations, by employing or contracting competent technicians and professionals, by instituting and maintaining operational health, safety and environmental standards and procedures and by maintaining a prudent approach to exploration and development activities. The company also addresses and regularly reports on the impact of risks to its shareholders, writing down the carrying values of assets that may not be recoverable.

Furthermore, the company generally relies on equity financing and a bias towards conservative financing of its operations under normal industry conditions to offset the inherent risks of domestic and international oil and gas exploration, development and production activities. In the past the company has entered into forward sale, fixed price contracts to mitigate reduced product price risk and foreign exchange risk during periods of price improvement, primarily with a view to assuring the availability of funds for capital programs and to enhance the creditworthiness of its assets with its lenders. While hedging activities may have opportunity costs when realized prices exceed hedged pricing, such transactions are not meant to be speculative and are considered within the broader framework of financial stability and flexibility. Management continuously reviews the need to utilize such financing techniques.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and has determined that the following may have a significant impact on the company.

Beginning with the year ending December 31, 2007 the company will be required to adopt, if applicable, the Canadian Institute of Chartered Accountants ("CICA") Section 1530, 3251, 3855 and 3865 on "Comprehensive Income", "Equity", "Financial Instruments – Recognition and Measurement", and "Hedges" respectively, all of which were issued in January 2005. Under the new standards additional financial statement disclosure, namely Consolidated Statement of Other Comprehensive Income, has been introduced that will identify certain gains and losses, including the foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside the income statement. In addition, all financial instruments, including derivatives, are to be included in the company's Consolidated Balance Sheet and measured, in most cases, at fair values. Requirements for hedge accounting have been further clarified. Although Connacher is in the process of evaluating the impact of these standards, the company does not expect the Financial Instruments and Hedges standards to have a material impact on its Consolidated Financial Statements.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of the plan, Canadian GAAP for public companies will converge with International Financial Reporting Stands ("IFRS") over the next five years. The company continues to monitor and assess the impact of the convergence of Canadian GAAP with IFRS.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide Oil Sands Project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery. Timing for development and first production from the Great Divide Oil Sands Project is subject to regulatory approvals which are beyond the control of Connacher.

There can be no assurance that regulatory approvals will be granted on terms acceptable to the company or at all. The timing for start-up of production is dependent on, among other things, regulatory approvals, availability of the component equipment, access to skilled personnel and availability of drilling rigs. Additional financing may be required for the Great Divide Oil Sands Project and the company's conventional petroleum and natural gas assets.

Additional information relating to Connacher, including Connacher's Annual Information Form, is on SEDAR at www.sedar.com

QUARTERLY RESULTS

	2004			2005				2006
Three Months Ended	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30 [3]	Dec 31	Mar 31 [5]
Financial Highlights ($000 except per share amounts) – Unaudited								
Total revenue	3,556	2,383	1,987	1,857	2,796	4,183	3,542	4,446
Cash flow from operations before working capital changes [1]	516	478	471	265	877	1,978	1,238	1,725
Basic, per share [1]	0.01	0.01	0.01	-	0.01	0.02	0.01	0.01
Diluted, per share [1]	0.01	0.01	0.01	-	0.01	0.02	0.01	0.01
Net earnings (loss)	(1,268)	(869)	(150)	1,673	(230)	(1,034)	582	(666)
Basic, per share	(0.03)	(0.02)	-	0.02	-	(0.01)	-	-
Diluted, per share	(0.03)	(0.02)	-	0.02	-	(0.01)	-	-
Capital expenditures and acquisitions	2,603	681	3,954	6,047	5,649	2,870	2,241	300,836
Proceeds on disposal of PNG properties	89	17,564	(49)	-	-	-	-	-
Bank debt	23,655	7,563	-	-	250	-	-	17,600
Working capital surplus (deficiency)	(8,357)	(6,644)	3,549	5,588	854	67,440	75,427	(11,061)
Cash on hand (net debt)	(32,012)	(14,207)	3,914	8,286	2,629	67,708	75,511	(4,527)
Shareholders' equity	20,806	20,090	40,375	41,079	41,090	113,081	129,108	337,584
Operating Highlights								
Production / sales volumes								
Natural gas - mcf/d	1,860	1,068	1,290	1,328	1,416	497	86	2,600
Crude oil - bbl/d	1,004	636	646	629	702	808	775	689
Equivalent - boe/d [2]	1,314	814	861	850	938	891	789	1,122
Pricing								
Crude oil - $/bbl	29.46	36.58	30.68	30.02	41.23	53.40	41.54	40.93
Natural gas - $/mcf	5.11	2.21	1.29	1.18	0.99	1.88	7.55	6.34
Selected Highlights - $/boe [2]								
Weighted average sales price	29.74	31.48	24.93	24.04	32.35	49.48	41.61	39.83
Other income	-	0.33	0.15	0.24	0.41	1.57	7.15	4.20
Royalties	5.95	6.06	4.64	4.82	8.06	11.73	7.76	8.02
Operating costs	11.26	8.70	7.98	7.01	7.42	7.69	8.90	8.24
Netback [4]	12.53	17.05	12.47	12.45	17.28	31.63	32.09	27.77
Common Share Information								
Shares outstanding at end of period (000's)	47,368	47,668	89,627	92,753	93,013	134,236	139,940	191,257
Weighted average shares outstanding for the period								
Basic (000's)	47,042	47,400	50,908	91,189	92,875	103,851	136,071	154,152
Diluted (000's)	48,496	47,504	53,329	94,197	95,555	106,397	142,507	160,574
Volume traded during quarter (000's)	30,108	8,880	25,256	40,486	16,821	180,848	100,246	148,184
Common share price ($)								
High	1.08	0.44	0.80	1.22	1.05	2.69	4.20	6.07
Low	0.30	0.28	0.29	0.49	0.68	0.76	1.09	3.47
Close (end of period)	0.40	0.32	0.55	0.93	0.82	2.54	3.84	4.95

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) Netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs. Refer to MD&A for netbacks by product type.

(5) Reflects the financial and operating results relating to the acquisition of Luke following closing on March 16, 2006.

CONSOLIDATED BALANCE SHEETS

Connacher Oil and Gas Limited

(unaudited)

	March 31, 2006	December 31, 2005
	$	$
ASSETS		
CURRENT		
Cash and cash equivalents	13,073,392	75,510,593
Accounts receivable	8,109,854	1,604,948
Due from Petrolifera (Note 5)	390,460	221,131
Prepaid expenses	843,987	406,748
Deferred financing charges	1,947,412	-
Refinery inventories (Note 6)	19,996,430	-
	44,361,535	77,743,420
Investment in Petrolifera (Note 5)	10,987,847	10,495,532
Deferred charges	-	257,599
Property, plant and equipment	273,068,988	45,241,510
Future income tax asset	-	1,075,038
Goodwill (Note 3)	101,934,596	-
	430,352,966	134,813,099
LIABILITIES		
CURRENT		
Accounts payable	37,822,482	2,315,960
Bank debt (Note 7)	17,600,000	-
	55,422,482	2,315,960
Asset retirement obligations (Note 8)	5,297,384	3,108,538
Deferred credits	265,965	280,866
Future income tax liability	31,783,011	-
	92,768,842	5,705,364
SHAREHOLDERS' EQUITY		
Share capital and contributed surplus (Note 9)	336,175,087	127,032,676
Retained earnings	1,409,037	2,075,059
	337,584,124	129,107,735
	430,352,966	134,813,099



CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Connacher Oil and Gas Limited

Three months ended March 31 (unaudited)

	2006	2005
	$	$
		Restated (Note 12)
REVENUE		
Petroleum and natural gas sales	4,021,745	1,839,162
Interest and other income	423,805	18,127
	4,445,550	1,857,289
Royalties	(810,186)	(368,814)
	3,635,364	1,488,475
EXPENSES		
Operating	831,786	535,998
General and administrative	956,685	669,563
Stock-based compensation (Note 9)	394,810	217,050
Finance charges	83,980	5,519
Foreign exchange loss (gain)	6,800	(19,642)
Depletion, depreciation and accretion	2,877,781	1,193,335
Dilution gain (Note 5)	(103,328)	(3,020,329)
Equity interest in Petrolifera earnings (Note 5)	(388,987)	-
	4,659,527	(418,506)
Earnings (loss) before taxes and non-controlling interests	(1,024,163)	1,906,981
Current income tax provision	30,081	12,797
Future income tax provision (recovery)	(388,222)	256,248
	(358,141)	269,045
Earnings (loss) before non-controlling interests	(666,022)	1,637,936
Non-controlling interests	-	35,111
NET EARNINGS (LOSS)	(666,022)	1,673,047
RETAINED EARNINGS, BEGINNING OF PERIOD	2,075,059	1,084,169
RETAINED EARNINGS, END OF PERIOD	1,409,037	2,757,216
EARNINGS (LOSS) PER SHARE (Note 11)		
Basic and diluted	-	0.02

CONSOLIDATED STATEMENTS OF CASH FLOW

Connacher Oil and Gas Limited

Three months ended March 31 (unaudited)

	2006	2005
	$	$
Cash provided by (used in) the following activities:		
OPERATING		
Net earnings (loss)	(666,022)	1,673,047
Items not involving cash:		
Depletion, depreciation and accretion	2,877,781	1,193,335
Stock-based compensation	394,810	217,050
Financing charges	7,232	-
Future income tax provision (recovery)	(388,222)	256,248
Foreign exchange loss (gain)	6,800	(19,642)
Dilution gain	(103,328)	(3,020,329)
Lease inducement amortization	(14,901)	-
Income applicable to non-controlling interests	-	(35,111)
Equity interest in Petrolifera earnings	(388,987)	-
Cash flow from operations before working capital changes	1,725,163	264,598
Changes in non-cash working capital (Note 11 (b))	4,243,294	(513,778)
	5,968,457	(249,180)
FINANCING		
Issue of common shares, net of share issue costs	94,921,965	1,493,505
Issue of shares by Petrolifera, net of share issue costs	-	6,327,710
Deferred financing costs	(1,947,412)	-
Increase in bank debt	17,600,000	-
	110,574,553	7,821,215
INVESTING		
Acquisition of Luke Energy Ltd. (Note 3)	(92,226,663)	-
Acquisition of refining assets (Note 4)	(62,040,755)	-
Capital expenditures	(29,556,345)	(6,047,220)
Change in non-cash working capital (Note 11 (b))	4,843,552	2,847,118
	(178,980,211)	(3,200,102)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(62,437,201)	4,371,934
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	75,510,593	3,914,181
CASH AND CASH EQUIVALENTS, END OF PERIOD	13,073,392	8,286,115

SUPPLEMENTARY INFORMATION – (Note 11)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Connacher Oil and Gas Limited

Period ended March 31, 2006
(Unaudited)

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. In Canada and in the United States through a wholly owned subsidiary, Montana Refining Company, Inc. ("MRC") the company is in the business of exploring, producing, refining and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta.

2. SIGNIFICANT NEW ACCOUNTING POLICIES

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and then notes thereto for the year ended December 31, 2005.

As a result of the March 2006 acquisition of Luke Energy Ltd. and the March 2006 purchase of refining assets, the company has adopted the following new significant accounting policies.

Refinery inventories

Inventories are stated at the lower of cost, using the last-in, first-out ("LIFO") inventory valuation method for crude oil and refined products and the average cost method for materials and supplies, or market. Market is determined using current estimated selling prices. Under the LIFO method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market due to the higher costs assigned to LIFO layers in prior periods. In addition, the use of the LIFO inventory method may result in increases or decreases to cost of sales in years that inventory volumes decline as the result of charging cost of sales with LIFO inventory costs generated in prior periods. An actual valuation of inventory will be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.

Long-lived refining assets

Depreciation and amortization is calculated based on estimated useful lives and salvage values. Long-lived assets are evaluated for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset's carrying value exceeds its fair value.

Goodwill

Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill impairment is assessed annually at year end, or more frequently as economic events dictate, by comparing its fair value to its carrying value, including goodwill. If the fair value is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

Revenue recognition

Refined product sales and related costs of sales are recognized when products are shipped and title has passed to customers. All revenues are reported inclusive of shipping and handling costs incurred and billed on to customers and exclusive of excise taxes. Shipping and handling costs incurred are reported in costs of products sold.

Depreciation of refining assets

Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, primarily 10 to 20 years for refining facilities, three to five years for transportation vehicles, 10 to 40 years for buildings and improvements and 7 to 30 years for other fixed assets.

Cost classifications

Costs of products sold include the cost of crude oil, other feedstocks, blendstocks and purchased finished products, inclusive of transportation costs. To provide the desired crude oil to the refinery, crude oil is purchased from producers and other petroleum companies through crude oil buy/sell exchange contracts. Operating expenses include direct costs of labor, maintenance materials and services, utilities, marketing expenses and other direct operating costs. General and administrative expenses include compensation, professional services and other support costs.

Deferred maintenance costs

Refinery units require regular major maintenance and repairs which are commonly referred to as "turnarounds". Catalysts used in certain refinery processes also require regular "changeouts". The required frequency of the maintenance varies by unit and by catalyst, but generally is every two to five years. Turnaround costs are deferred and amortized over the period until the next scheduled turnaround. Other repairs and maintenance costs are expense when incurred.

Environmental liabilities

Environmental liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are recognized to the extent such recoveries are considered probable.

Derivative instruments

Derivative instruments would be recognized as either assets or liabilities in the balance sheet and measured at their fair value. Changes in the derivative instrument's fair value would be recognized in earnings unless specific hedge accounting criteria are met. Currently, the company has no derivative instruments.

3. ACQUISITION OF LUKE ENERGY LTD.

The company completed the acquisition of Luke Energy Ltd. ("Luke") on March 16, 2006. Final closing adjustments have yet to be determined and some costs of the deal have been estimated. Consequently, the preliminary purchase equation is estimated as follows:

Net assets acquired:	
Petroleum and natural gas assets	$153,000,000
Goodwill	102,000,000
Asset retirement obligations (Note 8)	(2,000,000)
Working capital	(19,000,000)
Future income tax liability	(30,000,000)
Net assets acquired	$204,000,000
Consideration paid:	
Cash	$92,000,000
Shares (Note 9)	112,000,000
	$204,000,000

Included in the working capital deficit are capital costs paid or payable arising from Luke's winter drilling program and for transaction costs incurred by Luke, all as monitored and approved by Connacher since entering into the transaction in mid-December 2005. Included in cash consideration paid are transaction costs of $1,000,000.

The value of the share consideration paid was determined by reference to the market value of the company's shares at the time of announcing the acquisition.

4. ACQUISITION OF REFINING ASSETS

On March 31, 2006 the company acquired all of the assets of a refinery in Great Falls, Montana. Final closing adjustments have yet to be determined and some costs of the deal have been estimated. Consequently, the purchase equation is estimated as follows.

Net assets acquired:	
Refining assets	$47,000,000
Inventory (Note 6)	20,000,000
Net assets acquired	$67,000,000
Consideration paid:	
Cash	$62,000,000
Shares (Note 9)	5,000,000
	$67,000,000

Included in cash consideration paid are transaction costs of $2,000,000.

The value of the share consideration paid was determined by reference to the market value of the company's shares at the time of announcing the acquisition.

The purchase agreement commits the vendor to any environmental liabilities arising over the next five years for environmental matters existing at the purchase date.

For a period of up to four months, the vendor will assist MRC with certain business matters, including the purchase of crude oil and the provision of certain accounting services. As security for the repayment of these costs incurred by the vendor on behalf of MRC, MRC has provided to the vendor a letter of credit in the amount of US$10 million.

As a means to facilitate the expeditious transition of the ongoing refinery business, MRC assumed all of the ongoing purchase and sales contracts with suppliers and customers of the refinery. These contracts are all short-term in nature and necessitated some guarantees from Connacher, all considered to be in the normal course of business.

5. INVESTMENT IN PETROLIFERA PETROLEUM LIMITED ("PETROLIFERA")

The company records its investment in Petrolifera on an equity basis. In the first quarter of 2005 this investment was consolidated.

Under the terms of a Management Services Agreement with Petrolifera, Connacher provides all management, operational, accounting and general and administrative services necessary or appropriate to manage and operate Petrolifera. The fee for this service is $15,000 per month until May 2007. The agreement may be immediately terminated for performance failure by the aggrieved party or upon 30 days prior written notice by Connacher, or by mutual agreement.

At March 31, 2006, Connacher was owed $390,460 for these services, and for other amounts advanced and other amounts paid on Petrolifera's behalf (December 31, 2005 - $221,131).

Dilution gain

Dilution gains are recognized upon changes to Connacher's equity interest in Petrolifera as they occur.

In the first quarter of 2006, Petrolifera share purchase rights and share purchase warrants were exercised by other investors resulting in a reduction of Connacher's equity interest in Petrolifera to 31 percent at March 31, 2006. The exercise of these rights and warrants generated a dilution gain in the amount of $103,328 as these rights and warrants were exercised at prices above Connacher's per share carrying value of its investment in Petrolifera.

6. REFINING INVENTORIES

	March 31, 2006 $
Crude oil	738,560
Other raw materials and unfinished products [1]	2,142,444
Refined products [2]	14,327,920
Process chemicals [3]	1,769,860
Repairs and maintenance supplies and other	1,017,646
	19,996,430

(1) Other raw materials and unfinished products include feedstocks and blendstocks, other than crude. The inventory carrying value includes the costs of the raw materials and transportation.

(2) Refined products include gasoline, jet fuels, diesels, asphalts, LPG's and residual fuels. The inventory carrying value includes the cost of raw materials including transportation and direct production costs.

(3) Process chemicals include catalysts, additives and other chemicals. The inventory carrying value includes the cost of the purchased chemicals and related freight.

7. BANK LOANS

As at March 31, 2006 the company had available a $45 million reserve-based revolving loan ("RBL facility") and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. These facilities have a renewable one year term and are secured by a fixed and floating charge debenture in the principal amount of $500 million. Interest at bank prime plus ¼ percent is to be charged on amounts borrowed. At March 31, 2006 the company had drawn $17.6 million on the RBL facility.

Additionally, the company had a US$51 million bridge loan facility available. The full amount was drawn in early April 2006 to partially fund the acquisition of the Montana refinery assets, which closed on March 31, 2006. The loan bears interest at LIBOR + ½ percent for the first 90 days (adjusted for subsequent quarterly periods), is secured by a US$500 million demand debenture and pledge agreement and is repayable 364 days after being drawn.

The company has also executed a mandate letter ("Mandate") with an international bank. The Mandate contemplates the arrangement of a US$148 million term loan, and is subject to negotiation of satisfactory terms and is subject to acceptable market conditions. If arranged, proceeds would be used to repay the US$51 million bridge loan and for anticipated capital expenditures for the company's oil sands project.

8. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties and facilities.

Period ended March 31, 2006	$
Asset retirement obligations, December 31, 2005	3,108,538
Liabilities incurred	33,597
Liabilities acquired (Note 3)	2,108,643
Accretion expense	46,606
Asset retirement obligations, March 31, 2006	5,297,384

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized

The authorized share capital is comprised of the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

Issued

Only common shares have been issued by the company.

	Number of Shares	Amount $
Share Capital:		
Balance, December 31, 2005	139,940,448	125,070,646
Issued for cash in private placement [a]	19,047,800	100,000,950
Issued for Luke acquisition (Note 3)	29,699,282	111,966,206
Issued for refinery acquisition (Note 4)	1,000,000	5,060,000
Issued upon exercise of options [b]	436,366	425,627
Issued upon exercise of warrants [d]	1,132,763	668,378
Share issue costs		(6,324,987)
Tax effect of share issue costs		2,295,419
Tax effect of expenditures renounced pursuant to the issuance of flow through common shares [c]		(5,448,000)
Balance, Share Capital, March 31, 2006	191,256,659	333,714,239

Contributed Surplus:	
Balance, December 31, 2005	1,962,030
Fair value of share options granted	604,420
Assigned value of options exercised	(105,602)
Balance, Contributed Surplus, March 31, 2006	2,460,848
Total Share Capital and Contributed Surplus:	
December 31, 2005	127,032,676
March 31, 2006	336,175,087

(a) Private placement – 2006

In March 2006 the company issued from treasury 19,047,800 common shares at $5.25 per share on a private placement basis.

(b) Stock options granted

A summary of the company's outstanding stock option grants, as at March 31, 2006 and 2005 and changes during those years is presented below:

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	8,592,600	1.49	3,988,600	0.53
Granted	335,000	4.80	1,500,000	0.89
Expired	-	-	(20,000)	(0.75)
Exercised	(436,366)	(0.73)	(240,000)	(0.37)
Outstanding, end of period	8,491,234	1.66	5,228,600	0.64
Exercisable, end of period	3,192,997	0.96		

All stock options have been granted for a period of five years. All of the stock options granted in 2006 vest one-third one year after grant, one-third two years after grant and one-third three years after grant The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life at March 31, 2006
$0.20 - $0.99	3,683,234	3.3
$1.00 - $1.99	2,043,000	4.2
$2.00 - $3.99	2,460,000	4.7
$4.00 - $5.56	305,000	4.9
	8,491,234	

In 2006 a compensatory non-cash charge of $604,420 (2005 - $217,050) was recorded, reflecting the fair value of stock options granted and vested during the period. Of this current amount, $394,810 (2005-$217,050) was expensed and $209,610 (2005 – nil) was capitalized to property and equipment.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2006	2005
Risk free interest rate	4.1%	3.0%
Expected option life (years)	3	3
Expected volatility	48%	53%

The weighted average fair value at the date of grant of all options granted in the first quarter of 2006 was $1.83 per option (2005 - $0.28).

(c) Pending stock option awards

A further 6,838,800 stock options were awarded to directors, officers, employees and consultants which require the approval of shareholders. Upon such approval, the fair value of these options will be recognized over the vesting periods.

The reported stock-based compensation and earnings per share figures reported for the first quarter of 2006 do not reflect these pending stock option awards, due to shareholders' approval being required.

If these pending stock option awards had been recognized in the first quarter 2006 stock-based compensation expense would have increased by $3,146,091, capitalized costs would have increased by $1,061,422, depletion would have increased by $15,921, earnings for the period would have been reduced by $3,162,012, and earnings per share would have been reduced by $0.02.

(d) Share purchase warrants

A summary of the company's outstanding share purchase warrants, as at March 31, 2006 and 2005 and changes during the years is presented below:

	2006	2005
Outstanding, beginning of period	1,493,820	5,300,525
Exercised	(1,132,763)	(2,885,757)
Expired	-	(15,000)
Outstanding, end of period	361,057	2,399,768

The 361,057 warrants outstanding are exercisable to purchase common shares from treasury as follows:

(i) 351,057 common shares at $0.59 per share until their expiry on June 7, 2006; and
(ii) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006.

(e) Flow-through shares

In 2006 the company renounced $15 million of resource expenditures to flow-through investors effective December 31, 2005. The related tax effect of those expenditures was recorded in 2006 and the company has until December 31, 2006 to incur those expenditures. As at March 31, 2006, the company had incurred all of the required expenditures.

10. SEGMENTED INFORMATION

In Canada the company is in the business of exploring, producing and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta. Prior to the de-consolidation of Petrolifera in 2005 (Note 5) it also conducted a conventional petroleum and natural gas business in Argentina. The significant aspects of these operating segments are presented below. Included in total Canadian conventional assets is the company's carrying value of its investment in Petrolifera.

Three months ended March 31	Canada			Argentina	USA	
	Conventional	Oil Sands	Total	Conventional	Refining	Total
2006						
Revenue, gross	4,437,371	-	4,437,371	-	8,179	4,445,550
Net earnings (loss)	(667,025)	-	(667,025)	(7,176)	8,179	(666,022)
Property and equipment	189,791,352	36,173,311	225,964,663	-	47,104,325	273,068,988
Capital expenditures and acquisitions	208,745,132	24,990,050	233,735,182	-	67,100,755	300,835,937
Total assets	322,824,455	36,173,311	358,997,766	134,581	71,220,619	430,352,966
2005						
Revenue, gross	1,454,221	-	1,454,221	384,941	-	1,839,162
Net earnings (loss)	1,627,944	-	1,627,944	45,103	-	1,673,047
Property and equipment	30,567,373	6,840,601	37,407,974	3,911,074	-	41,319,048
Capital expenditures	983,241	3,773,601	4,756,842	1,290,378	-	6,047,220
Total assets	41,520,602	6,840,601	48,361,203	4,410,659	-	52,771,862

11. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the period ended March 31	2006	2005
Weighted average common shares outstanding	154,151,848	91,189,094
Dilutive effect of stock options and stock purchase warrants	6,421,936	3,007,605
Weighted average common shares outstanding – diluted	160,573,785	94,196,699

(b) Net change in non-cash working capital

For the period ended March 31	2006	2005
	$	$
Accounts receivable	(2,437,802)	(80,821)
Due from Petrolifera	(169,329)	-
Prepaid expenses	(11,316)	38,711
Accounts payable	11,705,293	2,375,450
Total	9,086,846	2,333,340

Summary of working capital changes:

Operations	4,243,294	(513,778)
Investing	4,843,552	2,847,118

(c) Supplementary cash flow information

For the period ended March 31	2006	2005
	$	$
Interest paid	947	5,519
Income taxes paid	-	9,470
Stock-based compensation capitalized	209,610	-

12. RESTATEMENT

As a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset balance was reduced by $850,000. Additional depletion of $216,000 ($127,000 net of tax) for 2002 and 2003 was recorded as an adjustment to the opening balance of retained earnings for 2005. There was no change to net earnings for 2005.

CORPORATE INFORMATION

Board of Directors

Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited, Calgary

Charles W. Berard [2,4]
Chairman, Governance Committee
Chairman, Health, Safety and Environment Committee
Partner, Macleod Dixon LLP, Calgary

D. Hugh Bessell [1,2,3,5]
Chairman, Audit Committee
Retired Deputy Chairman of KPMG, LLP

Colin M. Evans [1,3,4,5]
Chairman, Human Resources Committee
Vice-President, Finance, Milestone Exploration Inc., Calgary

Stewart D. McGregor [2,3]
Lead Director
President, Camun Consulting Corporation

W.C. ("Mike") Seth [1,4,5]
Chairman, Reserves Committee
President, Seth Consultants Ltd.

[1] Audit Committee
[2] Governance Committee
[3] Human Resources Committee
[4] Health, Safety, and Environment Committee
[5] Reserves Committee

Officers

Richard A. Gusella
President and Chief Executive Officer

Peter D. Sametz
Executive Vice President and
Chief Operating Officer

Richard R. Kines
Vice President, Finance and
Chief Financial Officer

Timothy J. O'Rourke
Vice President, Oil Sands Operations

Stephen A. Marston
Vice President, Exploration

Jennifer K. Kennedy
Corporate Secretary
Partner, Macleod Dixon LLP

Head Office

Suite 2600
530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
Canada

tel 403.538.6201 / fax 403.538.6225
www.connacheroil.com
inquiries@connacheroil.com

Refinery

1900 Tenth Street
Great Falls, Montana
59404 USA

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol - CLL

Subsidiaries

Great Divide Oil Corporation - (100%)
Connacher Finance Corporation (100%)
Connacher Holding Corporation (100%)
Luke Energy Ltd. (100%)
6419101 Canada Inc. (100%)
Montana Refining Company, Inc. (100%)
Great Divide Pipeline Corporation (100%)

Auditors

Deloitte & Touche LLP, Calgary

Bankers

BNP Paribas
National Bank of Canada, Calgary

Solicitors

Macleod Dixon, LLP, Calgary

Reservoir Engineers

DeGolyer and MacNaughton
Canada Limited, Calgary
GLJ Petroleum Consultants, Calgary

Registrar and Transfer Agent

Valiant Trust Company, Calgary
Equity Transfer Services Inc., Toronto

Abbreviations

ARTC
Alberta Royalty Tax Credit

bbls
barrels

bbl/d
barrels per day

bcf
billion cubic feet

boe
barrels of oil equivalent

boe/d
barrels of oil equivalent per day

DCF
discounted cash flow

GJ
Gigajoule

mbbls
thousand barrels

mboe
thousand barrels of oil equivalent

mcf
thousand cubic feet

mcf/d
thousand cubic feet per day

mmbbls
million barrels

mmboe
million barrels of oil equivalent

mmcf
million cubic feet

mmcf/d
million cubic feet per day

NGLs
natural gas liquids

PV
present value

WI
working interest

WTI
West Texas Intermediate

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Connacher Oil and Gas Limited. (the "Issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused then to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated: May 11, 2006

RCGusella

Richard A. Gusella
President & Chief Executive Officer


SEC MAIL
RECEIVED
PROCESSING
MAY 16 2006
WASH. D.C.
213
SECTION

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Richard R. Kines, Vice President, Finance and Chief Financial Officer of Connacher Oil and Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Connacher Oil and Gas Limited, (the "Issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused then to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated: May 11, 2006

Richard R. Kines
Vice President, Finance and Chief Financial Officer


CONNACHER
OIL AND GAS LIMITED

Annual and Special Meeting of Holders of Common Shares of Connacher Oil and Gas Limited (the "Corporation")

May 11, 2006

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by show of hands at the annual and special meeting of shareholders of the Corporation:

	Outcome of Vote
1. The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders: Richard A. Gusella Charles W. Berard D. Hugh Bessell Colin M. Evans Stewart D. McGregor W.C. (Mike) Seth	Carried
2. The appointment of Deloitte & Touche LLP, Chartered Accountants, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be fixed by the directors of the Corporation	Carried

The following matter was put to a vote by ballot at the annual and special meeting of shareholders of the Corporation:

	Outcome of Vote
3. The amendments to the Stock Option Plan of the Corporation as described in the Management Information Circular dated March 20, 2006	Carried 89.3% of the Votes cast FOR 10.7% of the Votes cast AGAINST